UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2023

HC GOVERNMENT REALTY TRUST, INC.

(Exact name of issuer as specified in its charter)

Maryland	81-1867397
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

720 W 5th Street, Suite A Winston-Salem, NC	27101
(Address of principal executive offices)	(Zip Code)

(336) 477-2535

Issuer’s telephone number, including area code

COMMON STOCK

(TITLE OF EACH CLASS OF SECURITIES ISSUED PURSUANT TO REGULATION A)

Part II

In this annual report, references to the “Company,” “we,” “us” or “our” or similar terms refer to HC Government Realty Trust, Inc., a Maryland corporation, together with its consolidated subsidiaries, including HC Government Realty Holdings, L.P., a Delaware limited partnership, which we refer to as our Operating Partnership. As used in this annual report on Form 1-K, an affiliate of, or person affiliated with, a specified person, is a person, who or which, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the person specified.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this annual report on Form 1-K, or this annual report, that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “project,” “potential,” “seek,” “may,” “would,” “could,” “should,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results to differ materially from any predictions of future results, performance or achievements that we express or imply in this annual report or in the information incorporated by reference in this annual report.

The forward-looking statements included in this annual report are based upon our current expectations, plans, estimates, assumptions, and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve, among other things, judgments with respect to future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors that could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	changes in economic conditions generally and in the real estate and securities markets specifically, including, without limitation, inflationary pressures and high interest rates,

•	the ability of our management team to source, originate, develop and acquire suitable investment opportunities,

•	our expectation that there will be opportunities to develop and acquire additional properties leased to the United States government,

•	our expectations regarding demand by the federal government for leased space,

•

the United States General Services Administration (the “GSA”) (acting for the United States government as tenant) terminating, not renewing or not extending one or more of the leases for one or more of our Government Properties (as defined below), whether pursuant to early termination options or at lease-end, and if such leases are not renewed or extended, whether we will be successful in re-leasing the space,

•	the impact of changes in real estate needs and financial conditions of federal, state and local governments,

•	acts of terrorism and other disasters that are beyond our control or not otherwise insured,

•	security breaches through cyber-attacks, cyber intrusions or otherwise, as well as other significant disruptions of our information technology networks and related systems,

•

legislative or regulatory changes impacting our business or our assets, including changes to the laws governing the taxation of real estate investment trusts (“REITs”) and Securities and Exchange Commission (“SEC”) guidance related to Regulation A or the Jumpstart Our Business Startups Act (the “JOBS Act”),

•	our ability to raise equity or debt capital,

•	our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended, the Investment Company Act of 1940, as amended, and other laws, or

•	changes to generally accepted accounting principles, or GAAP.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this annual report on Form 1-K. All forward-looking statements are made as of the date of this annual report on Form 1-K and the risk that actual results will differ materially from the expectations expressed in this annual report on Form 1-K will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this annual report on Form 1-K, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this annual report on Form 1-K, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this annual report on Form 1-K will be achieved.

Item 1. Business

The Company

We are an internally managed REIT in the business of acquiring, developing, financing, owning, and managing build-to-suit or renovate-to-suit, single-tenant properties leased primarily to the U.S. government and administered by the GSA or directly by the federal government agencies or sub-agencies occupying such properties, which we refer to as “Government Properties.” We invest, through acquisition, development, and re-development, in Government Properties primarily ranging from 10,000 to 100,000 rentable square feet and in their initial lease term after original construction or renovation-to-suit. We generally intend to acquire or develop Government Properties that perform law enforcement, public service or other functions that directly support the mission of the agencies or sub-agencies occupying such properties, which we refer to as “mission critical” functions. Leases associated with the Government Properties in which we invest are full faith and credit obligations of the United States of America. We intend to grow our portfolio through acquisitions and development of single-tenant, federal government-leased properties.

As of the filing of this annual report, our portfolio consists of 32 Government Properties that are leased to and occupied by U.S. government tenant agencies, which we refer to as our “Operating Properties,” as well as three Government Properties in which we are engaged in a development capacity, which we refer to as our “Development Properties.” We refer to our Operating Properties and our Development Properties collectively as our “Portfolio Properties.”

As of the filing of this annual report, our Portfolio Properties consist of 35 Government Properties, comprised of 33 Government Properties that we own and two Government Properties that we own subject to a ground lease. Our Portfolio Properties contain over 663,000 leased rentable square feet located in 22 states. As of the filing of this annual report, our Portfolio Properties are 98% leased to the U.S. government and occupied by 12 different federal government agencies. Based on leased rentable square feet, our Portfolio Properties have a weighted average remaining lease term of 9.1 years if none of the tenants’ early termination rights are exercised and 5.4 years if all of the tenants’ early termination rights are exercised.

In addition to the Portfolio Properties, as of the filing of this annual report, we own a 20% interest in a joint venture, which we refer to as the “GOV-Hale JV.” The remaining 80% interest in the GOV-Hale JV is owned by Steven A. Hale II, our Chairman and Chief Executive Officer, and certain of his affiliates (collectively, the “Hale Funds”). Subject to certain conditions set forth in the joint venture agreement, we have the right to elect to purchase from the Hale Funds a portion of their interest in the GOV-Hale JV up to an amount that would result in our holding a 49% interest in the GOV-Hale JV. Further, subject to certain conditions set forth in the joint venture agreement, we have the right to require the Hale Funds to purchase, and the Hale Funds have a separate right to elect to purchase, some or all of our interest in the GOV-Hale JV.

On December 14, 2023, the GOV-Hale JV acquired real property located in Smyrna, Georgia (the “Smyrna Property”). The Smyrna Property consists of approximately 123,000 rentable square feet, of which 94,610 rentable square feet will be renovated-to-suit for the Veterans Health Administration (the “VHA”). The VHA-occupied portion of the Smyrna Property will have a lease term of 20 years following completion of redevelopment, with no early termination rights. We, through our affiliated entities, will manage the business and affairs of the GOV-Hale JV, including the redevelopment of the Smyrna Property, subject to provisions in the joint venture agreement that require consent of the members of the GOV-Hale JV. We are also entitled to development and asset management fees in connection with the redevelopment and management of the Smyrna Property. References to our Portfolio Properties throughout this annual report do not include the Smyrna Property.

The government-leased, real estate asset class has a number of attributes that we believe will offer our stockholders significant benefits, including a highly creditworthy and very stable tenant base, long-term lease structures and low risk of tenant turnover. Government leases are backed by the full faith and credit of the United States, and the GSA has never experienced a financial default. Payment of rents under GSA leases are funded through the Federal Buildings Fund and are not subject to direct federal appropriations, which can fluctuate with federal budget and political priorities. In addition to presenting reduced risk of default, government leases typically have long initial terms of ten to 20 years with renewal leases having terms of five to ten years, which limit operational risk. Upon renewal of a government lease, base rent typically is reset based on a number of factors at the time of renewal, including inflation and the replacement cost of the building, that we generally expect will increase over the life of the lease.

Government-leased properties generally provide attractive investment opportunities but require specialized knowledge and expertise. Each U.S. government agency has its own customs, procedures, culture, needs and mission, which results in different requirements for its leased space. Furthermore, the government-leased sector is highly fragmented with a significant amount of non-institutional owners. Moreover, while there are a number of national real estate brokers that hold themselves out as having government-leased property expertise, there are no national or regional clearing houses for government-leased properties. Long-term relationships and specialized institutional knowledge regarding the agencies, their space needs and the hierarchy and importance of a property to its tenant agency are crucial to understanding which agencies and properties present the greatest likelihood of long-term agency occupancy, and, therefore, to identifying and acquiring attractive government-leased properties. Our Portfolio Properties are diversified among occupying agencies, including a number of the largest and most essential agencies, such as the Drug Enforcement Administration, the Federal Bureau of Investigation (the “FBI”), the U.S. Citizenship and Immigration Services, the U.S. Social Security Administration, and the Department of Veterans Affairs (the “VA”).

We operate as an umbrella partnership REIT (“UPREIT”), which means that we conduct substantially all of our business through our Operating Partnership for which we serve as the general partner. Our Portfolio Properties are owned by us through single-purpose entities, which are wholly owned by our Operating Partnership and our interest in the GOV-Hale JV is owned by a taxable REIT subsidiary wholly owned by our Operating Partnership. While we focus on investments in Government Properties, our management team has the expertise and flexibility to expand our investment focus as market conditions may dictate, subject to broad investment policies adopted by our board of directors (the “Board”), as may be amended by the Board from time to time.

Our Competitive Strengths

We believe that we benefit from the following competitive strengths:

Diversified and High Quality Portfolio Leased to Mission-Critical U.S. Government Agencies

•

At December 31, 2023, we owned 35 Government Properties, comprised of 33 Government Properties that we owned and two Government Properties that we owned subject to a ground lease. As of December 31, 2023, based upon leased rentable square feet, the weighted average age of our Portfolio Properties is approximately 8.9 years[1], and the weighted average remaining lease term is approximately 8.8 years, if none of the tenants’ early termination rights are exercised, and 5.4 years if all of the tenants’ early termination rights are exercised.

•	Our Portfolio Properties are primarily occupied by agencies that perform mission-critical functions.

•

Our Portfolio Properties generally consist of Government Properties ranging between 10,000 to 100,000 rentable square feet and in their initial lease term after original construction or renovation-to-suit.

•	At December 31, 2023, our Portfolio Properties were diversified by state and agency, with Portfolio Properties located in 22 states and occupied by 12 different federal government agencies.

•	At December 31, 2023, we owned a 20% interest in the GOV-Hale JV, which, as of December 31, 2023, owned the Smyrna Property.

Credit Quality of Tenant

•

Leases are full faith and credit obligations of the United States and payment of rents under GSA leases is funded through the Federal Buildings Fund. As such, payment of rents under GSA leases is not subject to the risk of annual appropriations, which can fluctuate with federal budget and political priorities.

•	The GSA has never experienced a financial default.

•	In addition to presenting reduced risk of default, GSA leases typically have long initial terms of ten to 20 years with lease renewals that have lease terms of five to ten years.

•

Upon renewal of a government lease, base rent typically is reset based on a number of factors at the time of renewal, including inflation and the replacement cost of the building, that we expect will generally increase over the life of the lease.

[1]	The weighted-average age of the properties in our portfolio is based on the later of (i) the date upon which the property was built or (ii) the date upon which the property was fully renovated.

8-year+ Weighted Average Lease Term with Contractual Rent Increase

•

As of December 31, 2023, the weighted average lease term of our Portfolio Properties is approximately 8.8 years, if none of the tenants’ early termination rights are exercised, and 5.4 years if all of the tenants’ early termination rights are exercised.

•	Leases related to approximately 57% of our Portfolio Properties, based on leased rentable square feet of our Portfolio Properties, have expirations in 2032 or later.

•	The VHA-occupied portion of the Smyrna Property will have a lease term of 20 years following completion of redevelopment, with no early termination rights.

•

Government leases typically include annual inflation-adjusted rent increases based on the Consumer Price Index for Urban Wage Earners and Clerical Workers (CPI-W) for certain property operating costs, which we believe will mitigate expense variability and may partially offset the impacts of inflation. In addition, government leases typically include a reimbursement to the lessor for increases in actual real estate taxes over the base year real estate taxes. The base year is generally set as the fully assessed value of the property in the first full tax year following lease commencement or, in some cases, as established in the lease prior to lease commencement. As of the date of this annual report, all of our government leases contain annual inflation-adjusted rent adjustments or similar annual escalations and annual real estate tax base adjustments.

Strategic Opportunities and Investment Strategy

We seek to acquire and develop build-to-suit and renovate-to-suit properties leased to mission critical government agencies, which we anticipate will lower the weighted average building age of our portfolio and increase the weighted average total remaining lease term, thus improving the credit profile of our portfolio and the quality of our distributions. We generally intend to invest in Government Properties through the following distinct strategies, which we refer to herein as our investment strategies:

Acquisition Focus

•	Primarily ranging from 10,000 to 100,000 rentable square feet

•	Within the initial lease term after original construction or renovation-to-suit

•	Perform mission critical functions

•	Built or renovated based on federal specifications

•	Leases with a minimum of eight+ years of total lease term remaining

Accretive Development Platform

•	Primarily ranging from 10,000 to 100,000 rentable square feet

•	No speculative development or redevelopment

•	Built from the ground up or fully renovated based on federal specifications

•	New lease contracts with typically 15+ years of total lease term

•	Perform mission critical functions

•	Higher returns possible through direct development of assets

We believe the subset of Government Properties on which we focus is highly fragmented and often overlooked by larger institutional investors, which can provide opportunities for us to buy at more attractive pricing, with higher returns when compared to other properties within the asset class. We also believe property selection based on agency function, building use and location will help to mitigate risk of non-renewal. While we intend to focus on this subset of Government Properties, we are not limited in the properties in which we may invest. Our management team has the expertise and flexibility to expand our investment focus as market conditions may dictate, subject to broad investment policies adopted by our Board, as may be amended by the Board from time to time.

We believe that in the long-term there will be a consistent flow of government-leased assets that will meet our target investment criteria for acquiring, developing, leasing, and managing, which we expect will enable us to continue to enhance our portfolio into the foreseeable future. We do not anticipate making acquisitions or developments outside of the United States or its territories.

We intend to renew leases at our Portfolio Properties at positive spreads upon expiration. Upon lease renewal, rental rates at Government Properties are typically reset based on a number of factors, including inflation, the replacement cost of the building at the time of renewal and enhancements to the property since the date of the prior lease. During the term of a Government Property lease, we work in close partnership with the GSA to implement improvements at our properties to enhance the government tenant agency’s ability to perform its stated mission, which we believe increases the importance of the building to the tenant agency and the probability of an increase in rent upon lease renewal.

We seek to manage our properties in a cost efficient manner so as to eliminate any excess spending and streamline our operating costs, thereby increasing our income. When we acquire a property, we review all property-level operating expenditures to determine whether and how the property can be managed more efficiently. We have historically been able to identify areas in which we can control operating costs associated with certain of our acquired properties, for example, by reducing electricity costs through lighting retrofits, engaging energy consultants to enter into price lock contracts and using economies of scale to lower insurance premiums without reducing coverage.

We primarily make direct acquisitions of Government Properties, but we have invested and may continue to invest in Government Properties through indirect investments, such as joint ventures, whereby we may own less than 100% of the beneficial interest in the property.

Employees

As of December 31, 2023, we had ten total employees, all of which are full-time employees.

Description of Our Properties

The following table presents an overview of our properties as of the filing of this annual report:

Property	Current Occupant	Leased Square Feet	Percentage of Total Leased Square Feet	Lease Expiration Date[2]	Annualized Lease Income	Annualized Lease Income per Leased Square Feet	Percentage of Total Annualized Lease Income
Our Operating Properties
Norfolk, Virginia	SSA	53,917	8.1%	6/26/2027	$1,483,670	$27.52	6.9%
Fort Smith, Arkansas	VA	41,106	6.2%	12/9/2041	$1,458,733	$35.49	6.8%
San Antonio, Texas	ICE	38,756	5.8%	4/30/2027	$803,849	$20.74	3.7%
Sarasota, Florida	USDA	28,210	4.2%	7/19/2038	$932,429	$33.05	4.3%
Everett, Washington	VA	25,568	3.9%	9/30/2037	$1,214,354	$47.50	5.6%
Port Saint Lucie, Florida	DEA	24,858	3.8%	5/31/2027	$623,386	$25.08	2.9%
Montgomery, Alabama	CIS	21,420	3.2%	12/8/2031	$600,865	$28.05	2.8%
Monroe, Louisiana	VA	21,124	3.2%	9/30/2028	$496,680	$23.51	2.3%
Houston, Texas	SSA	21,019	3.2%	2/21/2035	$606,183	$28.84	2.8%
Hobbs, New Mexico	VA / Non-Gov’t	20,762	3.1%	10/31/2041 / 03/31/2028	$397,555	$19.15	1.8%
Boise, Idaho	CIS / Non-Gov’t	19,503	2.9%	6/6/2043 / 11/30/2025	$526,008	$26.97	2.4%
Columbia, South Carolina	DEA	19,368	2.9%	8/4/2035	$608,836	$31.44	2.8%
Lakewood, Colorado	DOT	19,741	3.0%	6/20/2039	$485,103	$24.57	2.2%
Silt, Colorado	BLM	18,813	2.8%	9/30/2029	$398,288	$21.17	1.8%
Benton Harbor, Michigan	VA	17,689	2.7%	10/11/2037	$666,953	$37.70	3.1%
Oklahoma City, Oklahoma	ICE	16,991	2.6%	12/27/2033	$496,373	$29.21	2.3%
Knoxville, Iowa	VA	16,731	2.5%	1/11/2032	$713,628	$42.65	3.3%
Jonesboro, Arkansas	SSA	16,439	2.5%	1/11/2027	$649,430	$39.51	3.0%
Ft. Lauderdale, Florida	ICE	16,000	2.4%	4/9/2033	$725,063	$45.32	3.4%
Lawrence, Kansas	USGS	16,000	2.4%	2/28/2033	$628,377	$39.27	2.9%
Van Buren, Missouri	NPS	16,000	2.4%	1/21/2035	$386,658	$24.17	1.8%
Portland, Maine	CIS	15,500	2.3%	6/7/2036	$509,089	$32.84	2.4%
Moore, Oklahoma	SSA	15,445	2.3%	4/9/2027	$554,718	$35.92	2.6%
Cape Canaveral, Florida	CBP	14,704	2.2%	7/15/2027	$713,826	$48.55	3.3%
Fort Smith, Arkansas	CIS	13,816	2.1%	10/30/2029	$449,889	$32.56	2.1%
Owensboro, Kentucky	VA	12,480	1.9%	8/31/2042	$515,662	$41.32	2.4%
Birmingham, Alabama	ICE	12,470	1.9%	10/31/2039	$462,895	$37.12	2.1%
Lorain, Ohio	SSA	11,607	1.8%	8/31/2024	$413,897	$35.66	1.9%
Champaign, Illinois	FBI	11,180	1.7%	4/12/2033	$386,104	$34.54	1.8%
Johnson City, Tennessee	FBI	10,115	1.5%	8/20/2027	$402,733	$39.82	1.9%
Lakewood, Washington	ICE	9,567	1.4%	2/27/2034	$479,351	$50.10	2.2%
Lawton, Oklahoma	SSA	9,298	1.4%	8/16/2025	$221,177	$23.79	1.0%

Total - Our Operating Properties		626,197	94.3%		$20,011,762	$31.96	92.6%

Our Development Properties
Gulfport, Mississippi	ICE	9,000	1.4%	2/28/2040[1]	$346,030	$38.45	1.6%
Daytona, Florida	FBI	12,000	1.8%	4/30/2040[1]	$606,595	$50.55	2.8%
Sebring, Florida	VA	16,744	2.5%	3/31/2040[1]	$644,925	$38.52	3.0%

Total - Our Development Properties		37,744	5.7%		$1,597,550	$42.33	7.4%

Total - Our Portfolio Properties [3]		663,941	100.0%		$21,609,312	$32.55	100.0%

[1]	The lease expiration date of our development properties is based on the estimated development project completion.
[2]

The lease expiration date is the date the applicable lease will terminate if the early termination is not exercised or if no early termination right exists. The early termination date, if any, for each lease generally represents the commencement of the time period during which our tenant may exercise its right to terminate the lease, in whole or in part, at any time effective on or after such date by providing us with sufficient prior written notice. The prior written notice required for early termination under each lease ranges from 60 to 180 days. If our tenant exercises its early termination rights with respect to any lease, we cannot guarantee that we will be able to re-lease the premises on comparable terms, if at all.

[3]

The table excludes our corporate office in Winston-Salem, North Carolina, which was acquired in June 2023, and our joint venture interest in the Smyrna Property, which was acquired by the GOV-Hale JV in December 2023.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are an internally managed REIT in the business of acquiring, developing, financing, owning, and managing build-to-suit or renovate-to-suit, single-tenant properties leased primarily to the U.S. government and administered by the GSA or directly by the federal government agencies or sub-agencies occupying such Government Properties. We invest primarily in Government Properties with sizes that range from 10,000 to 100,000 rentable square feet, and in their initial lease term after original construction or renovation-to-suit. We further emphasize Government Properties that perform mission critical functions. Leases associated with the Government Properties in which we invest are full faith and credit obligations of the United States of America. We intend to grow our portfolio through acquisitions and development of single-tenant, federal government-leased properties; although, we have elected, and may continue to elect, to develop, or joint venture with others in the development of, competitively bid, built-to-suit, single-tenant, federal government-leased properties.

As December 31, 2023, our Portfolio Properties consisted of 35 Government Properties, comprised of 33 Government Properties that we owned and two Government Properties that we owned subject to a ground lease. Our Portfolio Properties contained over 663,000 leased rentable square feet located in 22 states. As of December 31, 2023, our Portfolio Properties were 98% leased to the U.S. government and occupied by 12 different federal government agencies. Based on leased rentable square feet, our Portfolio Properties have a weighted average remaining lease term as of December 31, 2023 of 8.8 years if none of the tenants’ early termination rights are exercised and 5.4 years if all of the tenants’ early termination rights are exercised.

In addition to the Portfolio Properties, as of December 31, 2023, we owned a 20% interest in the GOV-Hale JV. The remaining 80% interest in the GOV-Hale JV is owned by the Hale Funds. On December 14, 2023, the GOV-Hale JV acquired the Smyrna Property, which consists of approximately 123,000 rentable square feet, of which 94,610 rentable square feet will be renovated-to-suit for the VHA. The VHA-occupied portion of the Smyrna Property will have a lease term of 20 years following completion of redevelopment, with no early termination rights. We, through our affiliated entities, will manage the business and affairs of the GOV-Hale JV, including the redevelopment of the Smyrna Property, subject to provisions in the joint venture agreement that require consent of the members of the GOV-Hale JV. We are also entitled to development and asset management fees in connection with the redevelopment and management of the Smyrna Property.

Our Operating Partnership, through wholly-owned special purpose entities, or SPEs, holds substantially all of our assets and conducts substantially all of our business. As of December 31, 2023, we owned approximately 51.1% of the aggregate common limited partnership interests in our Operating Partnership, or common units. We also own all of the preferred limited partnership interests in our Operating Partnership. We were formed in 2016 as a Maryland corporation and we have elected to be taxed as a REIT for federal income tax purposes commencing with our fiscal year ended December 31, 2017.

Operating Results

2023 Highlights

•

In March 2023, we acquired a 26,516 rentable square foot, build-to-suit, single-tenant two-story medical office building located in Everett, Washington that is 96% leased to the U.S. government and occupied by the VA for use as an outpatient clinic. The lease commenced in October 2022 with a non-cancellable lease term of 10 years and a total lease term of 15 years.

•

In April 2023, we executed a lease with the U.S. government, administered by the GSA, for a 9,000 rentable square foot, renovate-to-suit, single-tenant building to be occupied by the U.S. Immigration and Customs Enforcement (“ICE”) in Gulfport, Mississippi. The lease will commence following completion of the redevelopment of the building which is currently expected in the first quarter of 2025 and will have a non-cancellable lease term of 10 years and a total lease term of 15 years.

•

In October 2023, the GSA awarded us a lease for the renovate-to-suit Smyrna Property to be occupied by the VHA. The acquisition of the Smyrna Property, through the GOV-Hale JV, closed in December 2023. The lease will commence following completion of development of the Smyrna Property, which is under our management and currently expected in the summer of 2025 and will have a non-cancellable and total lease term of 20 years.

Comparison of the Year Ended December 31, 2023 to the Year Ended December 31, 2022

At December 31, 2023, we owned 32 Operating Properties and three Development Properties. Our Portfolio Properties comprised over 663,000 leased rentable square feet located in 22 states and were 98% leased to the U.S. government and occupied by 12 different federal government agencies.

At December 31, 2022, we owned 30 Operating Properties and three Development Properties. Our Portfolio Properties comprised over 628,000 leased rentable square feet located in 21 states and were 97% leased to the U.S. government and occupied by 12 different federal government agencies.

The following table sets forth our operating results for the years ended December 31, 2023 and 2022:

	For the years ended December 31,
	2023	2022
Revenues	$20,878,333	$16,769,599
Operating expenses
Property operating expenses	6,745,185	5,471,640
Corporate general and administrative	4,533,681	4,503,911
Depreciation and amortization	7,639,445	6,203,199

Total operating expenses	18,918,311	16,178,750
Other expense
Interest expense	14,935,353	9,432,472
Loss from unconsolidated real estate venture	7,141	—
Other loss	4,420	14,969

Total other expense	14,946,914	9,447,441

Net loss	$(12,986,892)	$(8,856,592)

Revenues for the years ended December 31, 2023 and 2022 were $20,878,333 and $16,769,599, respectively. Property operating expenses for the years ended December 31, 2023 and 2022 were $6,745,185 and $5,471,640, respectively. Depreciation and amortization for the years ended December 31, 2023 and 2022 were $7,639,445 and $6,203,199, respectively. The increases in revenues, property operating expenses and depreciation and amortization were primarily attributable to one Operating Property acquired during the year ended December 31, 2023, one Development Property that was converted to an Operating Property in June 2023 and a full period of operations for four Operating Properties acquired during the year ended December 31, 2022. Revenues were also positively impacted by inflation adjusted rental increases from contractual operating cost reimbursement escalations due to an increase in the consumer price index. Increases in property operating expenses were also impacted by increases in utilities, janitorial services and repairs and maintenance costs.

Corporate general and administrative for the years ended December 31, 2023 and 2022 was $4,533,681 and $4,503,911, respectively. The change in corporate general and administrative expenses is due to an increase in professional expenses of $484,982 primarily for additional tax services and higher legal fees in 2023, offset by a decrease in equity-based compensation of $499,117 as there were no equity-based grants made during the year ended December 31, 2023. The remaining increase is primarily due to an increase in office rent expense and information technology-related spend.

Interest expense for the years ended December 31, 2023 and 2022 was $14,935,353 and $9,432,472, respectively. The increase in interest expense was primarily attributed to an increase in borrowings on our senior revolving credit facility with KeyBanc Capital Markets Inc., as sole bookrunner and lead arranger, and KeyBank National Association, as syndication agent and administrative agent (as amended, the “Credit Facility”) and borrowings on our bridge loan facility entered into on August 4, 2023 with KeyBank National Association, as administrative agent (the “Bridge Loan Facility”), as well as an increase in interest rates. Borrowings on our Credit Facility were $79,500,000 at December 31, 2022 and $81,000,000 at December 31, 2023. Borrowings on the Bridge Loan Facility were $18,000,000 at December 31, 2023. The weighted average interest rate on our borrowings was 5.98% at December 31, 2022 and 7.84% at December 31, 2023.

Non-GAAP Financial Measures

Our reported results are presented in accordance with GAAP. We believe that certain non-GAAP financial measures, including funds from operations (“FFO”) and adjusted funds from operations (“AFFO”), which are not calculated in accordance with GAAP, are useful measures of our operating performance. FFO is a non-GAAP financial measure defined by the National Association of Real Estate Investment Trusts (“Nareit”) as net income (computed in accordance with GAAP), excluding (i) depreciation and amortization related to real estate, (ii) gains and losses from the sale of certain real estate assets, (iii) gains and losses from change in control and (iv) impairment write-downs of certain real estate assets and investments in entities when the impairment is directly attributable to decreases in the value of the depreciable real estate held by the entity. Our calculation of FFO is consistent with Nareit’s definition. We present FFO because we consider it an important supplemental measure of our operating performance, and we believe it is frequently used by securities analysts, investors, and other interested parties in the evaluation of REITs, many of which present FFO when reporting results. AFFO is a non-GAAP financial measure, which we calculate by adjusting FFO for certain non-cash revenue and expenses, such as straight-line rental revenue, amortization of above-market and below-market leases, amortization of deferred revenue, non-cash interest expense (including the amortization of deferred financing costs and debt issuance costs), non-cash compensation and recurring capital expenditures. By excluding these income and expense items from FFO, we believe we provide useful information as these items have no cash impact. We present AFFO as we believe it enhances the comparability of our FFO across periods and to the FFO reported by publicly traded REITs.

FFO and AFFO are presented as supplemental financial measures and do not fully represent our operating performance. Other REITs may use different methodologies for calculating FFO and AFFO or use other definitions of FFO and AFFO and, accordingly, our presentation of these measures may not be comparable to other REITs. FFO and AFFO have limitations as analytical tools and should not be considered in isolation or as substitutes for evaluating our financial condition, results of operations and cash flow in accordance with GAAP. FFO and AFFO should not be considered to be an alternative to net income as a reliable measure of our operating performance, nor should FFO and AFFO be considered an alternative to cash flows from operating, investing or financing activities (as defined by GAAP) as measures of liquidity.

The following tables reflect a reconciliation of net loss in FFO and AFFO for the years ended December 31, 2023 and 2022:

	For the years ended December 31,
	2023	2022
Net Loss	$(12,986,892)	$(8,856,592)
Depreciation and amortization of real estate assets	7,639,445	6,203,199

FFO	(5,347,447)	(2,653,393)
Adjustments to FFO:
Straight-line rent and other non-cash adjustments	(80,826)	(55,706)
Amortization of above-/below-market leases	63,971	186,911
Amortization of deferred revenue	(506,672)	(478,373)
Non-cash interest expense	1,840,128	925,430
Non-cash compensation	851,391	1,350,508
Capital expenditures (1)	(1,158,349)	(362,352)

AFFO	$(4,337,804)	$(1,086,975)

(1)	Capital expenditures excludes expenditures for ongoing development projects and reimbursable tenant improvement projects.

Liquidity and Capital Resources

Our business model is intended to drive growth through development and acquisitions. Our Credit Facility, Bridge Loan Facility, Note Payable Facility (as defined below), Series C Offering (as defined below) and sales and issuances of our Series B Preferred Stock (as defined below) provided us with liquidity through both debt and equity investments. These debt and equity resources provided us with additional capital to continue pursuing our investment strategy. Access to the capital markets is an important factor for our continued success. In November 2019, our common stock, $0.001 par value per share (“Common Stock”), offering pursuant to Regulation A (the “Regulation A Offering”) expired and we did not file a post-qualification amendment to extend the Regulation A Offering. Pursuant to the Regulation A Offering, we issued approximately 891,041 shares of Common Stock, for aggregate gross proceeds of $8,871,660. In August 2020, we raised $90,000,000 in gross proceeds from the sale and issuance of 3,600,000 shares of our 7.00% Series C Cumulative Redeemable Preferred Stock (the “Series C Preferred Stock” and such sale and issuance, the “Series C Offering”), and in January 2023, March 2023 and June 2023, we raised an aggregate of $13,500,000 in gross proceeds from the sale and issuance of an aggregate of 1,350,000 shares of our 10.00% Series B Cumulative Convertible Preferred Stock (“Series B Preferred Stock”), and we may raise additional capital in the future to acquire and develop Government Properties. However, we cannot make assurances that we will be able to raise additional capital on acceptable terms, or at all. As of December 31, 2023, we had approximately $1,318,000 available in cash and cash equivalents and restricted cash.

Liquidity Generally

We anticipate that our cash flows from the sources listed below will provide adequate capital for the next 12 months for all liquidity needs, including the funding of (i) operating expenses and cash dividends and distributions; (ii) property acquisitions; (iii) development projects; (iv) recurring maintenance and capital expenditures; (v) payment of principal of, and interest on, outstanding indebtedness; and (vi) other investments, consistent with the investment guidelines and investment policies adopted by the Board.

Our long-term liquidity needs, in addition to recurring short-term liquidity needs as discussed above, consist primarily of funds necessary to pay for acquisitions and development projects, non-recurring capital expenditures, and scheduled debt maturities. Although we may be able to anticipate and plan for certain of our liquidity needs, unexpected increases in uses of cash that are beyond our control and which affect our financial condition and results of operations may arise, or our sources of liquidity may be fewer than, and the funds available from such sources may be less than, anticipated or required. As of the date of this annual report on Form 1-K, we have three Government Properties under development which will require approximately $10,700,000 of funding, net of any lump sum reimbursements, through borrowings on our Credit Facility and/or Note Payable Facility. Other than these obligations, there are no known commitments or events that would have a material impact on our liquidity.

Capital Resources

Our capital resources are substantially related to (i) the Credit Facility, (ii) the Bridge Loan Facility, and (iii) the Note Payable Facility.

In December 2021, the Company, through its Operating Partnership, as borrower, amended and restated the credit agreement governing its Credit Facility with KeyBanc Capital Markets Inc., as sole bookrunner and lead arranger, and KeyBank National Association, as syndication agent and administrative agent (the “Credit Agreement”). The Credit Facility has total availability of up to $100,000,000, subject to customary terms and availability conditions. The Credit Facility includes an accordion feature that will permit the Operating Partnership to further increase the commitments available to the Operating Partnership to up to $200,000,000, subject to customary terms and conditions. The Company intends to use the Credit Facility to repay certain indebtedness, fund acquisitions and capital expenditures and provide working capital.

The Company and its subsidiaries that directly own properties included in the Credit Facility’s borrowing base are guarantors under the Credit Facility. The Credit Facility matures on December 3, 2025, with a one-time option to extend the maturity date until December 3, 2026 (the “Extension Period”), subject to certain conditions and the payment of an extension fee.

On April 14, 2023, we, through our Operating Partnership, as borrower, entered into an amendment to the Credit Facility (the “Credit Facility Amendment”). Pursuant to the Credit Facility Amendment, borrowings under the Credit Facility are subject to an interest rate which equals, at our option, either (i) the daily simple Secured Overnight Financing Rate (“SOFR”) (which shall not be less than 0.0%) plus a credit spread adjustment of 10 basis points per annum (the “Credit Spread Adjustment”) plus an applicable margin with a range of 170 to 240 basis points, (ii) term SOFR (which shall not be less than 0.0%) plus the Credit Spread Adjustment plus an applicable margin with a range of 170 to 240 basis points, or (iii) a base rate plus an applicable margin with a range of 70 to 140 basis points, with the applicable margin depending on our fixed charge coverage and consolidated leverage ratios (the “Amended Credit Facility Interest Rates”).

In addition, the Company incurs an unused facility fee on the revolving commitments under the Credit Facility Amendment of 0.25% per annum.

The Credit Facility Amendment also contains certain customary financial covenants, as follows: (i) the maximum ratio of consolidated total indebtedness to total asset value (each as defined in the Credit Facility Amendment) may not exceed 0.60 to 1.00, (ii) from and after October 1, 2022, the minimum ratio of adjusted consolidated earnings before interest, taxes, depreciation and amortization (“EBITDA”) to consolidated debt service (each as defined in the Credit Facility Amendment) may not be less than 1.40 to 1.00, (iii) our minimum total liquidity may not be less than $15,000,000, and (iv) the minimum consolidated tangible net worth may not be less than 85.0% of consolidated tangible net worth at the closing date of the Credit Facility Amendment, plus an amount equal to 85.0% of the aggregate net proceeds received from subsequent issuances of the Company’s stock after the closing date of the Credit Facility Amendment. In addition, the Credit Facility Amendment amended the financial covenant testing minimum ratio of adjusted consolidated EBITDA to consolidated fixed charges (each as defined in the Credit Facility Amendment) (“Fixed Charge Coverage Ratio”) from and after October 1, 2022, such that it is only tested during the Extension Period, if any, and if tested, the Fixed Charge Coverage Ratio may not be less than 1.15 to 1.00.

The Credit Facility Amendment also includes other customary covenants, including limits on the percentage of the Company’s total asset value that may be invested in unimproved land, unconsolidated joint ventures, redevelopment and development assets and loans, advances or extensions of credit, and requires that the Company obtain consent for mergers in which the Company is not the surviving entity. The Company’s dividends and distributions are not permitted to exceed 95% of funds from operations (as defined in the Credit Facility Amendment)

commencing on July 1, 2024 and thereafter. Additionally, the Credit Facility Amendment requires the Company to have received gross proceeds from the issuance of additional shares of the Company’s Series B Preferred Stock in an amount no less than (i) $6,500,000 on or prior to January 31, 2023, (ii) $3,500,000 on or prior to March 31, 2023, and (iii) $3,500,000 on or prior to June 30, 2023. In compliance with this Credit Facility covenant, the Company issued 650,000 additional shares of Series B Preferred Stock for total proceeds of $6,500,000 in January 2023, 350,000 additional shares of Series B Preferred Stock for total proceeds of $3,500,000 in March 2023, and 350,000 additional shares of Series B Preferred Stock for total proceeds of $3,500,000 in June 2023. See Note 13 – Stockholders’ Equity to the accompanying consolidated financial statements for additional details regarding issuances of Series B Preferred Stock.

These financial and restrictive covenants may limit the investments the Company may make and the Company’s ability to make dividends and distributions. As of December 31, 2023, the Company is in compliance with all financial and restrictive covenants under the Credit Facility Amendment. The occurrence of an event of default under the Credit Facility Amendment could result in the termination of the commitments thereunder and in all loans and other obligations becoming immediately due and payable.

In June 2023, we, through certain of our subsidiaries, entered into a non-recourse real estate revolving loan promissory note (as amended, the “Note Payable Facility”) with HP Holdings Company, LLC (“HP HoldCo”), an entity affiliated with Hale Partnership Capital Management, LLC (“HPCM”), which was founded by our Chairman and Chief Executive Officer, Steven A. Hale II, and HCM Agency, LLC (“HCM Agency”), an entity affiliated with HPCM. In October 2023, we amended the Note Payable Facility to, among other things, increase the total availability under the Note Payable Facility from $2,500,000 to $4,500,000 and added Hale ICFG Fund LP, an entity affiliated with HPCM, as an additional lender to the facility. Borrowings under the Note Payable Facility bear interest based on 3-month term SOFR plus 340 basis points. The Note Payable Facility matures on June 30, 2024.

On August 4, 2023, we, through our Operating Partnership, entered into a bridge loan agreement by and among the Operating Partnership, as borrower, certain of our indirect subsidiaries acting as subsidiary guarantors, the lenders from time to time party thereto and KeyBank National Association, as administrative agent (the “Bridge Loan Agreement”), providing for a Bridge Loan Facility with total availability of up to $25,000,000. The Company has used, and intends to continue to use, the Bridge Loan Facility to repay certain indebtedness, fund acquisitions and capital expenditures and provide working capital. Borrowings under the Bridge Loan Facility bear interest at substantially similar rates as the Amended Credit Facility Interest Rates. The Bridge Loan Facility was set to mature on February 2, 2024; however, the Company, through its Operating Partnership, amended the Bridge Loan Agreement to extend the maturity date of the facility to June 30, 2024.

As of December 31, 2023, we had borrowed approximately $81,000,000, with approximately $19,000,000 committed and undrawn, and approximately $13,000,000 of availability for borrowing under our Credit Facility.

As of December 31, 2023, the Company had total outstanding borrowings on the Note Payable Facility of $4,500,000.

In addition, as of December 31, 2023, we had borrowed approximately $18,000,000, with approximately $7,000,000 committed and undrawn, and approximately $5,100,000 of availability for borrowing under our Bridge Loan Facility.

Estimated Fair Market Value of Equity (“FMV”) Per Share as of June 30, 2023

On January 16, 2024, the Board unanimously approved and established an estimated FMV per share of the Company’s Common Stock of $1.42, based on the Company’s estimated FMV divided by the number of outstanding shares of the Company’s Common Stock on a fully diluted basis as of June 30, 2023, less a 10% discount for the lack of marketability of the Company’s common stock. For additional information, see the Company’s Current Report on Form 1-U filed with the SEC on January 19, 2024.

Trend Information

Our Company, through our Operating Partnership, is engaged primarily in the acquisition, development, leasing, and disposition of single-tenant properties leased primarily to the U.S. government and administered by the GSA or directly by the federal government agencies or sub-agencies occupying such properties that perform mission-critical functions. As full faith and credit obligations of the United States, these leases offer risk-adjusted returns that are attractive, inasmuch as there continues to be no directly comparable credit quality in the marketplace.

While there can be no assurance, we believe our Credit Facility and Bridge Loan Facility will support our Company’s growth strategy, provide liquidity to recruit and retain qualified personnel, and enhance purchasing power for goods and services in connection with the operation of our Portfolio Properties for the near term.

We are not aware of any material trends, uncertainties, demands, commitments or events, favorable or unfavorable, other than the effect of national economic conditions, such as inflationary pressures and high interest rates, and the long-term macroeconomic impact of the COVID-19 pandemic on real estate generally, that may reasonably be anticipated to have a material effect on our revenue or income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information to not necessarily be indicative of future operating results or our financial condition.

Item 3. Directors and Officers

The individuals listed below are our executive officers and directors. The following table and biographical descriptions set forth certain information with respect to such executive officers and directors:

Name	Position	Age	Term of Office
Steven A. Hale II	Chairman and Chief Executive Officer	40	March 2019
Jacqlyn Piscetelli	Chief Financial Officer, Treasurer and Secretary	40	March 2019
John W. Braswell	Chief Operating Officer	54	January 2022
Philip Perry	President	43	January 2022
Brad G. Garner	Director	41	March 2019
Jeffrey S. Stewart	Director	56	March 2019
Anthony J. Sciacca, Jr.	Director	53	September 2019
John R. Linker	Director	48	March 2022

Steven A. Hale II. Mr. Hale has served as our Chairman and Chief Executive Officer since March 2019. He also served as our President from August 2020 until the appointment of Philip Perry as our President in January 2022. Mr. Hale has managed the Hale Partnership Fund LP, MGEN-II Hale Fund LP, Clark-Hale Fund LP, and Hale Medical Office Building Fund, LP, via HPCM, since September 2010. In November 2017, Mr. Hale was named Chairman of the Board for Stanley Furniture Company, Inc. (since renamed HG Holdings, Inc.). He has served as Chief Executive Officer of HG Holdings, Inc. since March 2018. Prior to founding HPCM, Mr. Hale worked for Babson Capital Management, LLC (“Babson”) where he was responsible for primary coverage of distressed debt investments across a variety of industries including manufacturing, commercial real estate, services, and casinos/gaming. Prior to joining Babson, Mr. Hale was a Leveraged Finance Analyst at Banc of America Securities. Mr. Hale graduated from Wake Forest University in 2005, where he majored in economics, minored in psychology and religion, and was a three-year letterman on the varsity football team. Our Board has concluded that Mr. Hale is qualified to serve as a director by reason of his extensive industry and leadership experience.

Jacqlyn Piscetelli. Ms. Piscetelli has served as our Chief Financial Officer, Treasurer and Secretary since March 2019. Previously, she served as Chief Financial Officer of Stanley Furniture Company, LLC (“Stanley Furniture”) from March 2018 until January 2019 where she directed all finance and accounting operations. Prior to joining Stanley Furniture, Ms. Piscetelli served as the Financial Executive – Governance for the Financial Management group at BB&T Corporation (“BB&T”) from 2016 to 2018 where she managed BB&T’s compliance with Sections 302 and 404 of the Sarbanes-Oxley Act of 2002. From 2013 to 2016, Ms. Piscetelli worked in BB&T’s Accounting Policy group where she was primarily responsible for monitoring the issuance of new accounting pronouncements and evaluating their impact on the financial institution. Ms. Piscetelli spent over seven years in public accounting at Ernst & Young LLP (“EY”) in their Assurance practice. At EY, she served both public and private clients with domestic and foreign operations across a variety of industries including manufacturing and distribution, automotive, retail, and financial services. Ms. Piscetelli graduated from Wake Forest University in 2006 with a B.S. and M.S. in Accountancy.

John W. Braswell. Mr. Braswell has served as our Chief Operating Officer since January 2022. Previously, Mr. Braswell served as Senior Vice President of Development for Rooker from October 2009 until December 2021 where he was responsible for the relationship management with GSA contracting officers, tenant agencies, GSA vendors, and GSA project managers. He led research and due diligence of GSA development opportunities by conducting site studies for properties to determine project viability. Mr. Braswell was also heavily involved in the development processes from start to completion of projects. Prior to joining Rooker, Mr. Braswell was the managing member of LBA Properties (“LBA”) and created new lines of GSA development business for LBA including a commercial construction company and property management division. Beginning in 1999, Mr. Braswell spent approximately ten years as owner of a design firm, Braswell & Associates (“B&A”), and developing for GSA. While at B&A, Mr. Braswell developed institutionalized processes for the design, development and construction of state and federally occupied assets. In 1988, Mr. Braswell joined Barnes and Ritchie Architects and served in a number of positions, including lead project manager for the firm.

Philip Perry. Mr. Perry has served as our President since January 2022. Previously, Mr. Perry served as Vice President of Real Estate Development for Rooker from February 2015 until December 2021 where he was responsible for the procurement and development of all government development. Prior to joining Rooker, Mr. Perry was managing director at Studley, Inc. (now Savills) from 2008 until 2015 where he managed the GSA National Broker Contracts in Region 4, managing hundreds of GSA lease procurements directly and via oversight of Studley’s small business subcontractors. Mr. Perry spent approximately three years in public accounting at PricewaterhouseCoopers (“PwC”) in their Assurance practice. At PwC, he served primarily private clients across a variety of industries including manufacturing, retail, professional sports, and broadcasting. Mr. Perry graduated from Georgia Tech in 2003, where he majored in Business Management, and was a four-year letterman on the baseball team. Mr. Perry received his MBA from Georgia Tech in 2005.

Brad G. Garner. Mr. Garner has served as a director of the Company since March 2019. Mr. Garner joined HPCM in 2015 as Chief Financial Officer and Partner. From April 2018 to August 2022, Mr. Garner served as Chief Financial Officer of HG Holdings, Inc. (formerly Stanley Furniture Company, Inc.). Mr. Garner leads real estate efforts and private equity investments for the HPCM entities. He also served as Chief Financial Officer of Best Bar Ever, Inc., a protein bar business from 2015 to 2017. Mr. Garner assisted in raising and structuring a capital investment and successful exit to a strategic partner while overseeing all financial reporting functions during a two-year time horizon. Prior to taking on that role, he spent ten years in public accounting at Dixon Hughes Goodman LLP (“DHG”), the largest public accounting firm headquartered in the Southeast, as a Senior Tax Manager. At DHG, he served domestic closely held companies (specifically pass-through entities) and individuals. These clients represented a variety of industries including manufacturing and distribution, construction and real estate, and financial institutions. Mr. Garner earned a B.S. and M.S. in Accounting from Wake Forest University in 2006. Our Board has concluded that Mr. Garner is qualified to serve as a director by reason of his extensive real estate and financial management experience.

Jeffrey S. Stewart. Mr. Stewart has served as an independent director of the Company since March 2019. Mr. Stewart has been the Chairman of the Foursquare Foundation Investment Committee since 2008. Mr. Stewart also currently sits on Morgan Stanley’s North Haven Credit Advisory Board. Mr. Stewart is a highly experienced portfolio manager with over 25 years of experience investing and researching debt and equity, including equity research at Interstate/ Johnson Lane, a financial services company, and fixed income at First Union National Bank, and portfolio management at Babson. Mr. Stewart started his career as a United States Marine in 1985. Three times meritoriously promoted, he was awarded a NROTC scholarship in 1988 and attended UNC Chapel Hill, where he received a BSBA with a concentration in finance and a minor in history with distinction. Our Board has concluded that Mr. Stewart is qualified to serve as a director by reason of his more than 25 years of portfolio management and investment experience.

Anthony J. Sciacca, Jr. Mr. Sciacca has served as an independent director of the Company since September 2019. Mr. Sciacca served as Global Head of Alternative Investments at Barings (formerly known as Babson Capital Management LLC) from 2012 to 2020. Mr. Sciacca was responsible for overseeing the group’s investment activities across real estate private equity, real estate debt, corporate private equity, and real assets. Previously, he served as the Head of Global Business Development at Barings from 2008 to 2012. In this capacity, he drove business development initiatives across Barings’s investment strategies from fixed income to alternative asset markets and oversaw the management of Barings’s institutional and retail relationships globally. He also led the middle-market bank loan business at Barings’s U.S. bank loan team from 2006 to 2008. Mr. Sciacca was a member of Barings’s senior management team and the President of Barings Securities from 2008 to 2012. He was the Head of Structured Credit Origination for the collateralized loan obligation and corporate collateralized debt obligation businesses at Wachovia Securities from 2002 to 2006. Before that, he was a Managing Director at Bear, Stearns & Co. where he was a structured credit market specialist from 2000 to 2002. Mr. Sciacca was an Associate Director at Bank of America from 1996 to 2000. He served as a Financial Services Consultant at Accenture from 1993 to 1996. Mr. Sciacca currently serves as a member of the Board of Directors of National Consumer Title Insurance, Antares Capital, Monarch National Insurance Company and Cornerstone Veterinary Group. He received a B.S. degree in Applied Economics from Cornell University in 1993. Our Board has concluded that Mr. Sciacca is qualified to serve as a director because of his extensive financial management, investment and consulting experience across multiple organizations.

John R. Linker. Mr. Linker has served as an independent director of the Company since March 2022. Mr. Linker was appointed Chief Financial Officer of Husky Technologies, a leading global provider of injection molding solutions for the food, beverage, and medical industries, in October 2023. Prior to his current role, he served as the Executive Vice President and Chief Financial & Operations Officer of Serta Simmons Bedding, LLC effective from April 2022 until October 2023. Previously, Mr. Linker served as Executive Vice President and Chief Financial Officer at JELD-WEN Holding, Inc. (“JELD-WEN”) from November 2018 to March 2022. At JELD-WEN, he also served as Senior Vice President of Corporate Development and Investor Relations from 2015 until 2018 and as Treasurer from 2012 to 2015. While at JELD-WEN, Mr. Linker led 15 acquisitions, coordinated the company’s initial public offering and subsequent secondary offerings, led several debt refinancings, and built a high-performing finance team. Prior to joining JELD-WEN, Mr. Linker held the position of Director, Mergers and Acquisitions for the Aerospace Systems division of United Technologies Corporation and its predecessor, Goodrich Corporation, from 2008 to 2012. Mr. Linker began his career in investment banking for Wells Fargo and consulting for Accenture PLC. Mr. Linker holds a B.A. in Economics and International Studies from Duke University and an M.B.A. from The Fuqua School of Business at Duke University. Our Board has concluded that Mr. Linker is qualified to serve as a director by reason of his extensive financial management, investment and consulting experience across multiple organizations.

Executive Compensation

The following table summarizes compensation to our executive officers for the years ended December 31, 2023 and 2022, respectively:

Name	Year	Salary	Bonus		Equity Awards (1) (2) (3)	Option Awards	All Other Compensation	Total Compensation
Steven A. Hale II	2023	$240,000	$—		$—	$—	$—	$240,000
Chairman of the Board of Directors, Chief Executive Officer and Past President	2022	$225,000	$—		$100,004	$—	$—	$325,004
Jacqlyn Piscetelli	2023	$215,000	$—		$—	$—	$—	$215,000
Chief Financial Officer	2022	$200,000	$75,000		$125,003	$—	$—	$400,003
John W. Braswell	2023	$240,000	$221,535	(3)	$—	$—	$—	$461,535
Chief Operating Officer	2022	$200,000	$145,000	(3)	$401,603	$—	$—	$746,603
Philip Perry	2023	$200,000	$221,535	(3)	$—	$—	$—	$421,535
President	2022	$200,000	$70,000	(3)	$351,604	$—	$—	$621,604

(1)

On December 31, 2022, the Company granted 18,485 long-term incentive plan units of partnership interest in the Operating Partnership (“LTIP Units”) to Mr. Hale, 23,106 LTIP Units to Ms. Piscetelli, 23,106 LTIP Units to Mr. Braswell and 13,864 LTIP Units to Mr. Perry, which vested immediately upon the grant date. The fair value of the grant on December 31, 2022 was $5.41 per share, the estimated FMV per share of the Company’s Common Stock as of June 30, 2022.

(2)

On January 1, 2022, the Company granted 30,000 LTIP Units to Mr. Braswell and 30,000 LTIP Units to Mr. Perry, which vested over two years. The fair value of the grant on January 1, 2022 was $9.22 per share, the estimated FMV per share of the Company’s Common Stock as of June 30, 2021.

(3)

Includes a development fee cash bonus earned in connection with a lease award with respect to the Company’s Development Properties and a project bonus earned in connection with the completion of one of the Company’s Development Properties.

Director Compensation

In each of 2021 and 2022, the Company granted $42,000 of equity-based compensation in the form of shares of our Common Stock or LTIP Units to each of our non-officer directors. The 2021 grant vested on December 31, 2022 and the 2022 grant vested on December 31, 2023. Beginning in 2024, the Company intends to compensate its non-officer directors in cash.

2022 Long Term Incentive Plan

Effective on November 21, 2022, we adopted the HC Government Realty Trust, Inc. 2022 Long Term Incentive Plan (the “2022 LTIP”) to assist us in attracting, retaining, motivating, and rewarding certain employees, officers, directors, and consultants of the Company, the Operating Partnership and their affiliates and promoting the creation of long- term value for stockholders of the Company by closely aligning the interests of such individuals with those of such stockholders. The total number of shares of Common Stock reserved and available for delivery in connection with awards under the 2022 LTIP is 1,500,000, including shares reserved, but not subject to an outstanding equity-based award, under the HC Government Realty Trust, Inc. 2016 Long Term Incentive Plan (the “2016 LTIP”). We issued an aggregate of 535,448 shares of Common Stock and LTIP Units in connection with awards under the 2016 LTIP. No further awards will be made under the 2016 LTIP.

Item 4. Security Ownership of Management and Certain Security Holders

The table below sets forth, as of the filing of this annual report, certain information regarding the beneficial ownership of our stock for (1) each person who is the beneficial owner of 10% or more of our outstanding shares of any class of voting stock and (2) each of our directors and executive officers as a group, individually naming each director or executive officer who is the beneficial owner of 10% or more of our outstanding shares of any class of voting stock. Each person named in the table has sole voting and investment power with respect to all of the shares of voting stock shown as beneficially owned by such person. Percentages of beneficial ownership in the table below are based on 1,606,416 shares of Common Stock, 31,000 shares of our 7.00% Series A Cumulative Convertible Preferred Stock (“Series A Preferred Stock”) and 3,650,000 shares of Series B Preferred Stock outstanding as of the date of this annual report.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such stockholder has the right to acquire within 60 days after that date through (1) the exercise of any option, warrant or right, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement or (4) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, our shares of voting stock subject to options or other rights (as set forth above) held by that person that are exercisable as of the filing of this report or will become exercisable within 60 days thereof, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class
Common Stock	All Executive Officers and Directors[1]	81,480 Shares	N/A	5.1%
Common Stock	HG Holdings, Inc.[2]	300,000 Shares	N/A	18.7%
Series A Preferred Stock	Stewert Lagarde Jr. [3]	7,000 Shares	N/A	22.6%
Series A Preferred Stock	JROI Inc [4]	6,000 Shares	N/A	19.4%
Series A Preferred Stock	Douglas M. Cecil [5]	4,000 Shares	N/A	12.9%
Series A Preferred Stock	Robert R. Kaplan [6]	4,000 Shares	N/A	12.9%
Series A Preferred Stock	Michael and Carol Morgan [7]	4,000 Shares	N/A	12.9%
Series A Preferred Stock	Barry and Elissa Kaplan [8]	4,000 Shares	N/A	12.9%
Series B Preferred Stock	All Executive Officers and Directors[1]	2,625,000 Shares	N/A	71.9%
Series B Preferred Stock	Steven A. Hale II [10]	2,625,000 Shares [9]	N/A	71.9%
Series B Preferred Stock	Hale Partnership Capital Management [2,11]	2,625,000 Shares	N/A	71.9%
Series B Preferred Stock	HG Holdings, Inc.[2]	1,025,000 Shares	N/A	28.1%
Series B Preferred Stock	The Vanderbilt University[12]	500,000 Shares	N/A	13.7%
Series B Preferred Stock	Hale Government Building Fund, LP [13]	1,675,000 Shares	N/A	45.9%

[1]	The address of each beneficial owner is 720 W 5th Street, Suite A, Winston-Salem, NC 27101.
[2]	The address of HG Holdings, Inc. and HPCM is 2115 E. 7th Street, Suite 101, Charlotte, NC 27804.
[3]	The address of Stewert Lagarde Jr. is 2907 Calcutt Drive, Midlothian, VA 23113.
[4]	The address of JROI Inc. is 3013 Pinto Lane, Las Vegas, NV 89107.
[5]	The address of Douglas M. Cecil is 655 Mourning Dove Drive, Sarasota, FL 34236.
[6]	The address of Robert R. Kaplan is 3827 Old Gun Road West, Midlothian, VA 23113.
[7]	The address of Michael and Carol Morgan is 149 Water Oak Drive, Ponte Vedra Beach, FL 32082.
[8]	The address of Barry and Elissa Kaplan is 132 Walcott Avenue, Staten Island, NY 10314.
[9]	Includes the shares of Series B Preferred Stock directed by HPCM.
[10]	Includes all shares of the Series B Preferred Stock that Steven A. Hale II controls directly or indirectly through affiliated entities of which Steven A. Hale II disclaims beneficial ownership.
[11]

HPCM serves as investment manager or adviser to commingled funds, group trusts and separate accounts (such investment companies, funds, trusts and accounts, collectively referred to as the “Funds”). In certain cases, HPCM may act as an adviser or sub-adviser to certain Funds. In its role as investment adviser, sub-adviser and/or manager, HPCM may possess voting and/or investment power over the securities of the Company owned by the Funds and may be deemed to be the beneficial owner of these shares. However, all securities reported on the table are owned by the Funds, and HPCM disclaims beneficial ownership of all of the shares shown. HPCM’s shares include 500,000 shares beneficially owned by The Vanderbilt University, 1,675,000 shares beneficially owned by Hale Government Building Fund, LP (“HGBF”) and 250,000 shares beneficially owned by International Church of the Foursquare Gospel, over which HPCM maintains voting control.

[12]	The address of The Vanderbilt University is 2100 West End Ave, Nashville, TN 37203.
[13]	The address of HGBF is 3675 Marine Drive, Greenville, NC 27834.

Item 5. Interest of Management and Others in Certain Transactions

Series B Preferred Stock Issuances

In January 2023, the Company issued 650,000 shares of its Series B Preferred Stock to HGBF, an investor affiliated with HPCM, for total proceeds of $6,500,000, to partially fund the acquisition of the property located in Everett, Washington. Steven A. Hale II, the Company’s Chairman and Chief Executive Officer, is the manager of HPCM. HPCM serves as investment manager or adviser to the Funds, including HGBF. In certain cases, HPCM may act as an adviser or sub-adviser to certain Funds. In its role as investment adviser, sub-adviser and/or manager, HPCM may possess voting and/or investment power over the securities of the Company owned by the Funds.

In March 2023, the Company issued 350,000 shares of its Series B Preferred Stock to HGBF, for total proceeds of $3,500,000, to partially fund the Company’s development projects.

In June 2023, the Company issued 250,000 shares of its Series B Preferred Stock to HGBF for total proceeds of $2,500,000 and 100,000 shares of its Series B Preferred Stock to HP HoldCo, an entity affiliated with HPCM for total proceeds of $1,000,000, to partially fund the Company’s development projects and the acquisition of the Company’s new corporate office in Winston-Salem, North Carolina.

In June 2023, we, through certain of our subsidiaries, entered into the Note Payable Facility with HP HoldCo and HCM Agency. In October 2023, we amended the Note Payable Facility to, among other things, increase the total availability under the Note Payable Facility from $2,500,000 to $4,500,000 and added Hale ICFG Fund LP, an entity affiliated with HPCM, as an additional lender to the facility. Borrowings under the Note Payable Facility bear interest based on 3-month term SOFR plus 340 basis points. The Note Payable Facility matures on June 30, 2024. As of December 31, 2023, the Company had total outstanding borrowings on the Note Payable Facility of $4,500,000.

On December 14, 2023, we, through our Operating Partnership, acquired a 20% interest in the GOV-Hale JV for an initial capital contribution of $1,784,000. The remaining 80% interest in the GOV-Hale JV is owned by the Hale Funds in consideration for their aggregate initial capital contribution of $7,136,000. On December 14, 2023, the GOV-Hale JV acquired the Smyrna Property, pursuant to a Purchase and Sale Agreement, as amended, for a purchase price, including acquisition costs, of approximately $8,911,000. Mr. Hale and his wife personally acquired a 2.80% interest in the GOV-Hale JV for an initial capital contribution of $250,000.

Item 6. Other Information

None

Item 7. Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

HC Government Realty Trust, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of HC Government Realty Trust, Inc. (a Maryland corporation) and subsidiaries (collectively, the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the auditing standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Grant Thornton LLP

We have served as the Company’s auditor since 2022.

Charlotte, North Carolina

April 26, 2024

HC Government Realty Trust, Inc.

Consolidated Balance Sheets

December 31, 2023 and 2022

	December 31, 2023	December 31, 2022
ASSETS
Investment in real estate, net	$172,120,551	$153,629,807
Cash and cash equivalents	1,318,121	4,945,115
Restricted cash	—	304,326
Rents and other tenant receivables, net	2,105,465	1,682,550
Leasehold intangibles, net	13,322,549	14,149,049
Deposits on properties under contract	243,500	1,496,500
Deferred financing, net	1,291,886	1,353,822
Investment in unconsolidated real estate venture	1,776,859	—
Prepaid expenses and other assets	3,298,902	3,547,831

Total Assets	$195,477,833	$181,109,000

LIABILTIES
Revolving credit facility	$81,000,000	$79,500,000
Bridge loan facility	18,000,000	—
Mandatorily redeemable preferred stock, net of unamortized deferred offering costs	87,971,353	87,503,036
Notes payable - related parties	4,474,167	—
Mortgages payable, net of unamortized debt issuance costs	—	8,881,113
Declared dividends and distributions	2,542,569	2,596,996
Accrued interest payable	715,337	430,581
Accounts payable	1,653,723	1,383,446
Accrued expenses and other liabilities	2,448,330	2,482,689
Deferred revenue	3,657,305	2,593,874
Below-market leases, net	2,418,045	2,188,138

Total Liabilities	204,880,829	187,559,873

COMMITMENTS AND CONTINGENCIES (Note 15)	—	—
STOCKHOLDERS’ EQUITY
Preferred stock ($0.001 par value, 250,000,000 shares authorized and 3,681,000 and 2,331,000 shares issued and outstanding at December 31, 2023 and 2022, respectively)	3,681	2,331
Common stock ($0.001 par value, 750,000,000 shares authorized, 1,606,416 and 1,583,124 common shares issued and outstanding at December 31, 2023 and 2022, respectively)	1,607	1,584
Additional paid-in capital	52,065,636	37,011,400
Regulation A offering costs	(1,013,188)	(1,073,754)
Accumulated deficit	(20,464,372)	(15,470,217)
Accumulated dividends and distributions	(16,302,556)	(12,399,838)
Accumulated other comprehensive income	7,659	—

Total Stockholders’ Equity	14,298,467	8,071,506
Noncontrolling interest in operating partnership	(23,701,463)	(14,522,379)

Total Equity	(9,402,996)	(6,450,873)

Total Liabilities and Stockholders’ Equity	$195,477,833	$181,109,000

The accompanying notes are an integral part of the consolidated financial statements.

HC Government Realty Trust, Inc.

Consolidated Statements of Operations

For the years ended December 31, 2023 and 2022

	For the years ended
	December 31, 2023	December 31, 2022
Revenues
Rental revenues	$19,736,205	$15,813,690
Real estate tax reimbursements and other revenues	1,142,128	955,909

Total revenues	20,878,333	16,769,599
Operating expenses
Depreciation and amortization	7,639,445	6,203,199
General and administrative	2,431,680	2,387,775
Professional expenses	1,250,610	765,628
Real estate taxes	1,746,025	1,482,647
Repairs and maintenance	1,738,121	1,404,100
Janitorial	998,236	762,502
Utilities	1,331,116	1,024,667
Property management fees	321,093	289,046
Insurance	384,333	308,597
Miscellaneous property expenses	226,261	200,081
Equity-based compensation	851,391	1,350,508

Total operating expenses	18,918,311	16,178,750
Other expense
Interest expense	14,935,353	9,432,472
Loss from unconsolidated real estate venture	7,141	—
Other loss	4,420	14,969

Net other expense	14,946,914	9,447,441
Net loss	(12,986,892)	(8,856,592)
Less: Net loss attributable to noncontrolling interest in operating partnership	(7,992,737)	(5,219,542)

Net loss attributed to HC Government Realty Trust, Inc.	(4,994,155)	(3,637,050)
Preferred stock dividends	(3,428,825)	(2,354,250)

Net loss attributed to HC Government Realty Trust, Inc. available to common shareholders	$(8,422,980)	$(5,991,300)

Basic and diluted loss per share	$(5.32)	$(3.82)

Basic and diluted weighted-average common shares outstanding	1,583,377	1,570,453

The accompanying notes are an integral part of the consolidated financial statements.

HC Government Realty Trust, Inc.

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2023 and 2022

	For the years ended
	December 31, 2023	December 31, 2022
Net loss	$(12,986,892)	$(8,856,592)
Unrealized gain on interest rate swap	14,977	—

Other comprehensive income	14,977	—

Comprehensive loss	(12,971,915)	(8,856,592)
Net loss attributable to noncontrolling interest in operating partnership	(7,992,737)	(5,219,542)
Other comprehensive gain attributable to non-controlling interest	(7,318)	—

Comprehensive loss attributed to HC Government Realty Trust, Inc. available to common shareholders	$(4,971,860)	$(3,637,050)

The accompanying notes are an integral part of the consolidated financial statements.

HC Government Realty Trust, Inc.

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2023 and 2022

	Preferred Series A		Preferred Series B		Common Stock		Additional Paid-in Capital	Offering Costs	Accumulated Deficit	Cumulative Dividends and Distributions	Accumulated Other Comprehensive Income	Total Stockholders’ Equity	Noncontrolling Interest in Operating Partnership	Total Equity
	Shares	Par Value	Shares	Par Value	Shares	Par Value
Balance, December 31, 2022	31,000	$31	2,300,000	$2,300	1,583,124	$1,584	$37,011,400	$(1,073,754)	$(15,470,217)	$(12,399,838)	$—	$8,071,506	$(14,522,379)	$(6,450,873)
Proceeeds from issuing preferred stock	—	—	1,350,000	1,350	—	—	13,498,650	—	—	—	—	13,500,000	—	13,500,000
Equity-based compensation long-term incentive plan shares	—	—	—	—	—	—	—	—	—	—	—	—	725,726	725,726
Equity-based compensation - restricted stock	—	—	—	—	23,292	23	125,642	—	—	—	—	125,665	—	125,665
Reimbursement of offering costs	—	—	—	—	—	—	—	60,566	—	—	—	60,566	—	60,566
Dividends and distributions	—	—	—	—	—	—	—	—	—	(3,902,718)	—	(3,902,718)	(489,447)	(4,392,165)
Change in fair value of interest rate swap agreements	—	—	—	—	—	—	—	—	—	—	7,659	7,659	7,318	14,977
Allocation of NCI in operating partnership	—	—	—	—	—	—	1,429,944	—	—	—	—	1,429,944	(1,429,944)	—
Net loss	—	—	—	—	—	—	—	—	(4,994,155)	—	—	(4,994,155)	(7,992,737)	(12,986,892)

Balance, December 31, 2023	31,000	$31	3,650,000	$3,650	1,606,416	$1,607	$52,065,636	$(1,013,188)	$(20,464,372)	$(16,302,556)	$7,659	$14,298,467	$(23,701,463)	$(9,402,996)

Balance, December 31, 2021	31,000	$31	2,300,000	$2,300	1,569,456	$1,570	$35,806,947	$(1,172,510)	$(11,833,167)	$(9,174,870)	$—	$13,630,301	$(8,587,236)	$5,043,065
Equity-based compensation long-term incentive plan shares	—	—	—	—	—	—	—	—	—	—	—	—	1,224,489	1,224,489
Equity-based compensation - restricted stock	—	—	—	—	13,668	14	126,005	—	—	—	—	126,019	—	126,019
Reimbursement of offering costs	—	—	—	—	—	—	—	98,756	—	—	—	98,756	—	98,756
Dividends and distributions	—	—	—	—	—	—	—	—	—	(3,224,968)	—	(3,224,968)	(861,642)	(4,086,610)
Allocation of NCI in operating partnership	—	—	—	—	—	—	1,078,448	—	—	—	—	1,078,448	(1,078,448)	—
Net loss	—	—	—	—	—	—	—	—	(3,637,050)	—	—	(3,637,050)	(5,219,542)	(8,856,592)

Balance, December 31, 2022	31,000	$31	2,300,000	$2,300	1,583,124	$1,584	$37,011,400	$(1,073,754)	$(15,470,217)	$(12,399,838)	$—	$8,071,506	$(14,522,379)	$(6,450,873)

The accompanying notes are an integral part of the consolidated financial statements.

HC Government Realty Trust, Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2023 and 2022

	For the years ended December 31,
	2023	2022
Cash flows from operating activities:
Net loss	$(12,986,892)	$(8,856,592)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	5,928,393	4,628,530
Amortization of acquired lease-up costs	658,248	590,748
Amortization of in-place leases	1,050,972	983,921
Amortization of above/below-market leases, net	63,971	186,911
Amortization of lease commissions	1,832	—
Amortization of debt issuance costs	1,371,811	491,587
Amortization of deferred offering costs	468,317	433,844
Equity-based compensation	851,391	1,350,508
Loss on involuntary conversion	4,420	14,969
Loss from unconsolidated real estate ventures	7,141	—
Net change in:
Rents and other tenant receivables, net	(427,915)	(62,846)
Prepaid expenses and other assets	(68,363)	(842,385)
Accrued interest payable	284,756	291,368
Accounts payable	(249,486)	191,065
Accrued expenses and other liabilities	(335,308)	24,414
Deferred revenue	1,063,431	(170,449)

Net cash used in operating activities	(2,313,281)	(744,407)
Cash flows from investing activities:
Real estate acquisitions	(19,643,158)	(37,290,725)
Development property additions	(3,859,444)	(3,214,779)
Capital and tenant improvements on operating properties	(1,028,678)	(759,001)
Deposits for properties under contract and post-closing escrow agreement deposits	1,518,493	(2,139,353)
Investment in unconsolidated real estate venture	(1,784,000)	—
Insurance proceeds from loss on involuntary conversion	65,422	31,786

Net cash used in investing activities	(24,731,365)	(43,372,072)
Cash flows from financing activities:
Deferred financing costs	(1,095,868)	(36,512)
Dividends and distributions paid	(4,386,026)	(3,971,497)
Proceeds from sale of preferred stock	13,500,000	—
Borrowings under revolving credit facility	14,500,000	50,500,000
Repayments under revolving credit facility	(13,000,000)	—
Borrowings under bridge loan facility	18,000,000	—
Proceeds from notes payable - related parties	4,500,000	—
Mortgage principal payments	(8,904,780)	(238,087)

Net cash provided by financing activities	23,113,326	46,253,904
Net (decrease) increase in Cash and cash equivalents and Restricted cash	(3,931,320)	2,137,425
Cash and cash equivalents and Restricted cash, beginning of period	5,249,441	3,112,016

Cash and cash equivalents and Restricted cash, end of period	$1,318,121	$5,249,441

Supplemental cash flow information:
Cash paid for interest	$6,902,916	$1,994,446
Non cash investing and financing activities:
Reimbursement of offering costs	$60,566	$98,756
Recognition of operating lease right-of-use assets and related lease liabilities in connection with the adoption of ASC 842	—	1,259,809
Recognition of operating lease right-of-use asset and related lease liability entered into during the period	33,126	92,829
Additions to real estate acquisitions accrued, not paid	—	72,386
Additions to development properties accrued, not paid	276,208	352,393
Capital and tenant improvements to operating properties accrued, not paid	289,948	151,760
Unrealized gain on interest rate swaps	14,977	—

The accompanying notes are an integral part of the consolidated financial statements.

HC Government Realty Trust, Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

1.	Organization

HC Government Realty Trust, Inc. (the “REIT”), a Maryland corporation, was formed on March 11, 2016 to primarily source, acquire, develop, own and manage built-to-suit and renovated-to-suit, single-tenant properties leased by the U.S. government (“Government Properties”). The REIT focuses primarily on Government Properties within size ranges of 10,000 to 100,000 rentable square feet, and in their initial lease term after original construction or renovation-to-suit. Further, the REIT emphasizes Government Properties that perform mission critical functions. Leases associated with Government Properties are full faith and credit obligations of the United States of America and are administered by the U.S. General Services Administration or directly through the federal agencies or sub-agencies occupying such properties (collectively, the “GSA”).

The REIT owns its properties through the REIT’s subsidiary, HC Government Realty Holdings, L.P., a Delaware limited partnership (the “Operating Partnership” and together with the REIT, the “Company”). The Operating Partnership invests through wholly-owned special purpose limited liability companies, or special purpose entities (“SPEs”). As of December 31, 2023, the REIT owned approximately 51.1% of the aggregate common limited partnership interests in the Operating Partnership, or common units, and all of the preferred limited partnership interests in the Operating Partnership, or preferred units.

The consolidated financial statements include the accounts of the Operating Partnership and related SPEs and the accounts of the REIT. As of December 31, 2023, the Company’s portfolio consisted of 32 Government Properties that are leased to and occupied by U.S. government tenant agencies, which the Company refers to as its “Operating Properties,” as well as three Government Properties in which the Company is engaged in a development capacity, which the Company refers to as its “Development Properties.” The Company refers to its Operating Properties and its Development Properties collectively as its “Portfolio Properties.” As of December 31, 2023, the Portfolio Properties contained over 663,000 leased rentable square feet located in 22 states and were 98% leased to the U.S. government. Based on leased rentable square feet, the Portfolio Properties have a weighted average remaining lease term as of December 31, 2023 of 8.8 years if none of the tenants’ early termination rights are exercised and 5.4 years if all of the tenants’ early termination rights are exercised.

In addition to the Portfolio Properties, as of December 31, 2023, the Company owned a 20% interest in a joint venture, which the Company refers to as the “GOV-Hale JV.” The remaining 80% interest in the GOV-Hale JV is owned by Steven A. Hale II, the REIT’s Chairman and Chief Executive Officer, and certain of his affiliates (collectively, the “Hale Funds”). Subject to certain conditions set forth in the joint venture agreement, the Company has the right to elect to purchase from the Hale Funds a portion of their interest in the GOV-Hale JV up to an amount that would result in the Company holding a 49% interest in the GOV-Hale JV. Further, subject to certain conditions set forth in the joint venture agreement, the Company has the right to require the Hale Funds to purchase, and the Hale Funds have a separate right to elect to purchase, some or all of the Company’s interest in the GOV-Hale JV.

On December 14, 2023, the GOV-Hale JV acquired real property located in Smyrna, Georgia (the “Smyrna Property”). The Smyrna Property consists of approximately 123,000 rentable square feet, of which 94,610 rentable square feet will be renovated-to-suit for the Veterans Health Administration (the “VHA”). The VHA-occupied portion of the Smyrna Property will have a lease term of 20 years following completion of redevelopment, with no early termination rights. The Company, through its affiliated entities, will manage the business and affairs of the GOV-Hale JV, including the redevelopment of the Smyrna Property, subject to provisions in the joint venture agreement that require consent of the members of the GOV-Hale JV. The Company is also entitled to development and asset management fees in connection with the redevelopment and management of the Smyrna Property. References to the Company’s Portfolio Properties throughout these notes to the accompanying consolidated financial statements do not include the Smyrna Property.

The Company operates as an umbrella partnership real estate investment trust and has elected to be treated as a real estate investment trust for federal income tax purposes under the Internal Revenue Code of 1986, as amended (the “Code”), beginning with the taxable year ended December 31, 2017.

2.	Significant Accounting Policies

Basis of Accounting and Consolidation Basis - The accompanying consolidated financial statements are presented on the accrual basis of accounting in accordance with principles generally accepted in the United States of America (“GAAP”) and include the accounts of the REIT, the Operating Partnership and 35 SPEs as of December 31, 2023. All of the Company’s SPEs are wholly-owned entities that are consolidated based upon the Company having a controlling financial interest. Intercompany accounts and transactions are eliminated in consolidation. The results of operations of companies or assets acquired are included from the dates of acquisition.

These statements include all adjustments necessary for a fair presentation of the results of all periods reported herein. All such adjustments are of a normal recurring nature.

Use of Estimates - The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Cash, Cash Equivalents and Restricted Cash - Cash and cash equivalents include all cash and liquid investments that mature three months or less from when they are purchased. The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the Consolidated Balance Sheets that sum to the totals of the same such amounts presented in the Consolidated Statements of Cash Flows:

	December 31, 2023	December 31, 2022
Cash and cash equivalents	$1,318,121	$4,945,115
Restricted cash	—	304,326

Cash, cash equivalents and restricted cash	$1,318,121	$5,249,441

At times, the Company’s cash and cash equivalents balance deposited with financial institutions may exceed federally insurable limits. The Company maintains separate bank accounts at the Operating Partnership and SPE level. At December 31, 2023, one account had approximately $262,000 in excess of insured limits; all others were below the insurable limits. The Company mitigates this risk by depositing funds with major financial institutions. The Company has not experienced any losses in connection with such deposits.

Investment in Real Estate – Investment in real estate, net is comprised of all tangible assets held by the Company for rent or development. Real estate assets are recognized at cost less accumulated depreciation. Maintenance and repair costs are charged to expense as incurred. Costs incurred that extend the useful life of the real estate investment are capitalized. Third party costs related to asset acquisitions are capitalized. Development, re-development, and certain costs directly related to the improvement of real properties are capitalized.

In accordance with the Financial Accounting Standards Board (“FASB”) guidance on business combinations, the Company determines the fair value of the real estate assets acquired on an “as if vacant” basis.

Management estimates the “as if vacant” value considering a variety of factors, including the physical condition and quality of the buildings, estimated rental and absorption rates, estimated future cash flows, and valuation assumptions consistent with current market conditions. The “as if vacant” fair value is allocated to land, buildings and improvements based on relevant information obtained in connection with the acquisition of the property, including appraisals and property tax assessments.

Above-market and below-market lease values are determined on a lease-by-lease basis based on the present value (using an interest rate that reflects the risk associated with the leases acquired) of the difference between (a) the contractual amounts to be paid under the lease and (b) management’s estimate of the fair market lease rate for the corresponding space over the remaining non-cancellable terms of the related leases. Above-market and below-market lease values are recorded as leasehold intangibles and are recognized as an increase or decrease in rental income over the remaining non-cancellable term of the lease. Amortization relating to above-market and below-market leases for the years ended December 31, 2023 and 2022 was $63,971 and $186,911, respectively, and was recorded as a net reduction to rental revenues.

In-place leases are valued based on the net rents earned that would have been foregone during an assumed lease-up period. Lease-up costs are valued based upon avoided brokerage fees. In-place leases and lease-up costs are amortized over the remaining non-cancellable term of the leases.

Management utilizes independent third parties to assist with the determination of fair value of the various tangible and intangible assets that are acquired. The difference between the total of the calculated values described above, and the actual purchase price plus acquisition costs, is allocated pro-rata to each component of calculated value.

The Company capitalizes pre-development costs incurred in pursuit of new development opportunities for which the future development is probable. For properties under development or redevelopment, the Company capitalizes interest expense, real estate taxes and direct and indirect project costs associated with the development and redevelopment activities. With respect to the capitalization of interest expense, if there is a specific borrowing for the property undergoing development activities, the Company applies the interest rate of that borrowing to the average accumulated expenditures that do not exceed such borrowing. If there are no specific borrowings, the Company applies its weighted average interest rate on its senior revolving credit facility to the average accumulated expenditures. The Company capitalizes costs while development activities are underway until the building is substantially complete and ready for its intended use, at which time rental income recognition commences and rental operating costs, real estate taxes, insurance, and other subsequent carrying costs are expensed as incurred.

Depreciation of an asset begins when it is available for use and is calculated using the straight-line method over its estimated useful life. Range of useful lives for depreciable assets are as follows:

Category	Term
Buildings	40 years
Building and site improvements	5 - 40 years
Tenant improvements	Shorter of remaining life of the lease or useful life

Tenant Improvements - As part of the leasing process, the Company may provide the lessee with an allowance for the construction of leasehold improvements. These leasehold improvements are capitalized and recorded as tenant improvements and depreciated over the shorter of the useful life of the improvements or the remaining lease term. If the allowance represents a payment for a purpose other than funding leasehold improvements, or in the event the Company is not considered the owner of the improvements, the allowance is considered to be a lease incentive and is recognized over the lease term as a reduction of rental revenue. Factors considered during this evaluation include, among other things, who holds legal title to the improvements as well as other controlling rights provided by the lease agreement and provisions for substantiation of such costs (e.g., unilateral control of the tenant space during the build-out process). Determination of the appropriate accounting for the payment of a tenant allowance is made on a lease-by-lease basis, considering the facts and circumstances of the individual tenant lease.

Leases - The Company’s real estate is leased to tenants on a modified gross lease basis. The leases provide for a minimum rent which is generally flat during the non-cancellable term of the lease and includes a reimbursement for certain operating costs of the property. The operating cost reimbursement is established at lease commencement and is subject to annual adjustment based on changes in the consumer price index. Operating expenses include repairs and maintenance, janitorial, landscaping, and utilities. The lessee is also required by the lease to reimburse the Company for real estate taxes over the real estate tax base year. The real estate tax base year is established as the real estate taxes incurred during the first full tax year after lease commencement or otherwise as defined in the lease. In some cases, the leases provide the tenant with renewal options, subject to generally the same terms and conditions of the initial term of the lease. The Company accounts for its leases using the operating method.

Impairment – Real Estate - The Company reviews its investment in real estate for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. To determine if impairment may exist, the Company reviews its properties and identifies those that have experienced either a change or an event or circumstance warranting further assessment of recoverability (such as a decrease in occupancy). If further assessment of recoverability is needed, the Company estimates the future net cash flows expected to result from the use of the property and its eventual disposition, on an individual property basis. If the sum of the expected future net cash flows (undiscounted and without interest charges) is less than the carrying amount of the property on an individual property basis, the Company will recognize an impairment loss based upon the estimated fair value of such property. For the year ended December 31, 2023, the Company recognized approximately $117,000 of impairment charges related to roof and HVAC equipment damage from storms at its properties located in Lawton, Oklahoma and Oklahoma City, Oklahoma, which were largely offset by insurance proceeds. For the year ended December 31, 2022, the Company recognized approximately $47,000 of impairment charges related to roof damage from storms at its property located in Monroe, Louisiana. These losses, net of insurance proceeds, are included in Other loss in the Consolidated Statements of Operations.

Investment in Unconsolidated Real Estate Venture – The Company analyzes each real estate venture to determine whether the entity should be consolidated. If it is determined that an entity is a variable interest entity (“VIE”) in which the Company has a variable interest, an assessment of the primary beneficiary of the VIE is performed to determine whether it should be consolidated. The Company is not the primary beneficiary of an entity when it does not have voting control, lacks the power to direct the activities that most significantly impact the entity’s economic performance or other partners have substantive participatory rights, it does not have the obligation to absorb losses or it does not have the right to receive returns from the VIE that could potentially be significant. If the Company determines that the entity is not a VIE, then a consolidation assessment is based on whether the Company has a controlling financial interest in the entity. Management uses its judgment when determining if the Company is the primary beneficiary of, or has a controlling financial interest in, an entity in which the Company has a variable interest. Factors considered in determining whether the Company has the power to direct the activities that most significantly impact the entity’s economic performance include voting rights, involvement in day-to-day capital and operating decisions, and the extent of the Company’s involvement in the entity.

The Company uses the equity method of accounting for investments in unconsolidated real estate ventures when it has significant influence but does not control the entity. Under the equity method, the Company’s investment is recorded in Investment in unconsolidated real estate venture on the Consolidated Balance Sheets and the proportionate share of earnings or losses, pursuant to the terms of the joint venture agreement, is recorded in Loss from unconsolidated real estate venture in the accompanying Consolidated Statements of Operations.

A taxable REIT subsidiary or other affiliate of the Company will earn development fee revenue for project management services to the unconsolidated real estate venture. This fee is determined based on the terms specific to each arrangement.

The Company assesses quarterly whether there are any indicators, including underlying property operating performance and general market conditions, that the value of the investment may be impaired. An investment in a real estate venture is considered to be impaired if it is determined that its fair value is less than the net carrying value of the investment on an other-than-temporary basis. If the analysis indicates that there is an other-than-temporary impairment related to the investment in a particular real estate venture, the carrying value of the venture will be adjusted to an amount that reflects the estimated fair value of the investment.

Organizational, Offering and Related Costs - Organizational and offering costs of the Company are presented as a reduction of stockholders’ equity within the Consolidated Balance Sheets and Consolidated Statements of Changes in Stockholders’ Equity. Organizational and offering costs represent expenses incurred in connection with the formation of the Company and the filing of the Company’s securities offering pursuant to Regulation A.

Revenue Recognition - Revenue includes base rent due from tenants in accordance with the terms of the respective lease. The Company recognizes rental income on a straight-line basis over the non-cancellable term of the respective lease. Revenue also includes reimbursement income from the recovery of all or a portion of operating expenses and real estate taxes and is recognized in the same periods as the related expenses are incurred. For newly acquired properties, the Company begins to recognize rental income from leases concurrently with the date of the property acquisition closing. Revenue also includes the amortization or accretion of acquired above-market and below-market leases over the remaining non-cancellable term of the lease.

Rents and Other Tenant Receivables, net – Rents and other tenant receivables represent amounts billed and due from tenants. When a portion of the tenants’ receivable is estimated to be uncollectible, an allowance for doubtful accounts is recorded. Due to the high credit-worthiness of the tenants, there were no allowances as of December 31, 2023 and 2022. The Company had a straight-line rent receivable of $202,678 and $128,647 as of December 31, 2023 and 2022, respectively.

Income Taxes – The REIT has elected to be taxed as a REIT under Sections 856 through 860 of the Code and applicable Treasury regulations relating to REIT qualification beginning with its fiscal year ended December 31, 2017. In order to maintain this REIT status, the regulations require the REIT to distribute at least 90% of its taxable income to stockholders and meet certain other asset and income tests, as well as other requirements. If the REIT fails to qualify as a REIT, it will be subject to tax at regular corporate rates for the years in which it fails to qualify. If the REIT loses its REIT status, it cannot elect to be taxed as a REIT for the four taxable years following the year it loses its REIT status unless the REIT’s failure to qualify was due to reasonable cause and certain other conditions were satisfied.

Management analyzes the Company’s tax filing positions in the U.S. federal, state, and local jurisdictions where the Company is required to file income tax returns for all open tax years. If, based on this analysis, management determines that uncertainties in tax positions exist, a liability is established along with an estimate for interest and penalty. Management has determined that there were no uncertain tax positions at December 31, 2023 and 2022; accordingly, no associated interest and penalties were required to be accrued at December 31, 2023 and 2022.

Noncontrolling Interest - Noncontrolling interest represents the common units in the Operating Partnership not attributable to the REIT. The noncontrolling interest is calculated by multiplying the noncontrolling interest ownership percentage at the balance sheet date by the Operating Partnership’s outstanding common equity. The noncontrolling interest ownership percentage is calculated by dividing the Operating Partnership common units not owned by the REIT by the total Operating Partnership common units outstanding. The noncontrolling interest ownership percentage will change as additional common units are issued or as common units are exchanged for the REIT’s common stock. Subsequent changes in the noncontrolling interest value are recorded to additional paid-in capital. Accordingly, the value of the noncontrolling interest is included in the equity section of the Consolidated Balance Sheets but presented separately from the REIT’s equity. The noncontrolling interest was 48.9% and 48.0% at December 31, 2023 and 2022, respectively.

Deferred Costs – Deferred financing fees include costs incurred in obtaining debt. For debt other than a line-of-credit arrangement, deferred financing fees are capitalized and presented as a direct reduction from the carrying amount of the associated debt liability within the Consolidated Balance Sheets. Deferred financing fees related to line-of-credit arrangements are capitalized and presented as an asset within the Consolidated Balance Sheets. Deferred financing fees are amortized through interest expense over the life of the respective loans on a basis which approximates the effective interest method for debt other than a line-of-credit arrangement or straight-line over the contractual term of the arrangement for a line-of-credit arrangement. Any unamortized amounts upon early repayment or other extinguishment of debt are written off in the period of repayment or extinguishment as a loss on extinguishment of debt.

The Company capitalizes certain legal, accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. In the event an equity financing is no longer considered probable of being consummated, all deferred offering costs are written off in the period such determination is made. For equity financings classified as equity, deferred offering costs are recorded in stockholders’ equity as a reduction of additional paid-in capital against the offering proceeds. For equity financings required to be classified as a liability, these costs are capitalized and presented as a direct reduction from the gross proceeds from the equity financing within the Consolidated Balance Sheets.

Deferred Revenue – Deferred revenue primarily consists of lump sum reimbursements made by tenants to the Company for landlord improvements in excess of a tenant improvement allowance. Lump sum reimbursements are recorded as Deferred revenue on the Consolidated Balance Sheets and are amortized over the non-cancellable lease term through revenue.

Interest Rate Swaps – The Company uses interest rate swaps as part of its risk mitigation strategy to manage its exposure to changes in interest rates and the associated cash flows on its variable rate debt. Interest rate swaps involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreement without exchange of the underlying notional amount. The Company does not use interest rate derivatives for trading or speculative purposes.

The Company’s interest rate swap agreements, designated and qualifying as cash flow hedges, are reported at fair value. The effective portion of the change in fair value of the designated cash flow hedge is deferred to accumulated other comprehensive income (loss) and is subsequently reclassified into earnings when interest payments (the forecasted transactions) on the related debt are incurred and as the swap net settlements occur. The ineffective portion of the change in fair value of cash flow hedge is recognized directly in interest expense. When an interest rate swap designated as a cash flow hedge no longer qualifies for hedge accounting, any changes in the fair value of the hedge previously deferred to accumulated other comprehensive income (loss), along with any changes in fair value occurring thereafter, are recognized through earnings.

The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves.

The Company is exposed to credit risk in the event of non-performance by its derivative counterparties. To mitigate credit risk, the Company enters into agreements with counterparties it considers credit-worthy, such as large financial institutions with favorable credit ratings.

Fair Value Measurement - Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurement, defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The standard also establishes a hierarchy to maximize the use of observable inputs and minimizes the use of unobservable inputs by requiring the most observable inputs to be used when available.

The standard describes three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices that are available in active markets for identical assets or liabilities. The types of financial instruments included in Level 1 are marketable, available-for-sale equity securities that are traded in an active exchange market.

Level 2 – Pricing inputs other than quoted prices in active markets, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Instruments included in this category are derivative contracts whose value is determined using a pricing model with inputs (such as yield curves and credit spreads) that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 includes assets and liabilities whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The Company has estimated that the carrying amount reported on the Consolidated Balance Sheets for Cash and cash equivalents, Restricted cash, Rents and other tenant receivables, net, Deposits on properties under contract, Prepaid expenses and other assets, Accrued interest payable, Accounts payable, Accrued expenses and other liabilities, and Declared dividends and distributions approximates their fair values due to their short-term nature.

The Company measures and records its interest rate swap instruments (see Note 9 – Derivative Financial Instrument) on a recurring basis.

Equity-Based Compensation – The Company grants equity-based compensation awards to its officers, employees and non-employee directors in the form of restricted shares of common stock and long-term incentive plan units in the Operating Partnership (“LTIP Units”). The Company recognizes compensation expense for non-vested restricted shares of common stock and LTIP Units granted to officers, employees and non-employee directors on a straight-line basis over the requisite service and/or performance period based upon the fair market value of the shares on the date of grant. Forfeitures are recognized as they occur.

Earnings (Loss) Per Share - Basic earnings (loss) per share is based on the weighted effect of all common shares issued and outstanding and is calculated by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) available to common stockholders by the weighted average number of common shares used in the basic earnings (loss) per share calculation plus the number of common shares, if any, that would be issued assuming conversion of all potentially dilutive securities outstanding unless the effect of such shares would be anti-dilutive.

The following securities were not included in the computation of the Company’s diluted net loss per share as their effect would be anti-dilutive.

	As of December 31,
	2023	2022
Potentially dilutive securities outstanding
Convertible common units	1,118,416	1,118,416
Convertible long-term incentive plan units	424,281	342,793
Convertible preferred stock	25,797,225	4,344,386

Total potentially dilutive securities	27,339,922	5,805,595

Recently Adopted Accounting Pronouncements - The Company adopted Accounting Standards Update (“ASU”) 2016-13, Financial Instruments - Credit Losses, on January 1, 2023. This ASU changes how entities account for credit losses on financial instruments measured at amortized cost, including trade receivables and contract assets recognized under ASC Topic 606, Revenue from Contracts with Customers. In contrast to the previous incurred loss model for financial assets where credit losses were recognized only when it was probable that a loss had been incurred, the Company will now be required to estimate expected credit losses based on both current and reasonable and supportable estimates of future economic conditions. The guidance requires companies to recognize an allowance for expected credit losses for the difference between the amortized cost basis of a financial instrument and the amount of cash flows expected to be collected over the instrument’s life. Adoption of the ASU did not have a material impact on the consolidated financial statements and related disclosures.

Other accounting standards that have been issued or proposed by the FASB or other standard-setting bodies are not currently applicable to the Company or are not expected to have a significant impact on the Company’s financial position, results of operations and cash flows.

3.	Variable Interest Entities

At December 31, 2022, the Company owned three SPEs to which Holmwood Capital, LLC (“Holmwood”) had previously assigned all the rights, title and interest in and to any and all profits, losses and distributed cash flow (the “Profits Interest Properties”). The Company determined these SPEs were VIEs in which the Operating Partnership had a variable interest and that Holmwood equity holders lacked the characteristics of a controlling financial interest. As such, and in accordance with FASB ASC Topic 810 “Consolidation”, the Company consolidated these SPEs.

On March 27, 2023, the Operating Partnership completed the transfer of the membership interests in the three Profits Interest Properties, such that the three Profits Interest Properties became wholly-owned by the Operating Partnership. In connection with this transfer, the Operating Partnership obtained consent from the lender under the mortgage notes for the transfer of such membership interests. The Operating Partnership paid approximately $520,000 in consent fees, legal fees, and other closing costs to complete the transfer.

The following table presents a summary of the VIEs’ assets and liabilities at December 31, 2022, which are included on the Company’s Consolidated Balance Sheets. The assets in the table below include those assets that can only be used to settle obligations of the VIEs and the liabilities include third-party liabilities of the VIEs only, and for which creditors or beneficial interest holders do not have recourse to the Company. The assets and liabilities exclude intercompany balances that eliminate in consolidation.

December 31, 2022
Assets:
Investment in real estate, net	$10,156,425
Cash and cash equivalents	30,979
Restricted cash	304,326
Rents and other tenant receivables, net	170,052

Total assets	$10,661,782

Liabilities:
Mortgages payable, net of unamortized debt issuance costs	$8,881,113
Accrued interest payable	40,372
Accounts payable	12,351
Accrued expenses and other liabilities	83,594

Total liabilities	$9,017,430

Net assets	$1,644,352

4.	Investment in Real Estate, Net

The following is a summary of the Company’s investment in real estate, net as of December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Land	$24,070,077	$20,713,116
Buildings and improvements	143,219,395	126,734,427
Site improvements	4,876,322	4,089,252
Tenant improvements	21,847,036	18,634,723
Construction in progress	3,661,207	3,103,915

	197,674,037	173,275,433
Accumulated depreciation	(25,553,486)	(19,645,626)

Investment in real estate, net	$172,120,551	$153,629,807

Depreciation expense for the years ended December 31, 2023 and 2022 was $5,907,860 and $4,608,053, respectively.

During the year ended December 31, 2023, the Company acquired one Operating Property for a purchase price, including acquisition costs, of approximately $15,600,000. This property was acquired with a lease in place with the U.S. government. The following is a summary of the property location, acquisition date, rentable square feet, and the remaining non-cancellable lease term at the time of acquisition:

Location	Acquisition Date	Rentable Sq Ft	Remaining Non-Cancellable Lease Term at Acquisition Date
Everett, Washington	3/14/2023	26,516	9.6 years

In June 2022, the GSA awarded the Company a lease for a newly constructed build-to-suit facility to be occupied by the Federal Bureau of Investigation in Daytona, Florida. The acquisition of the land on which the building is to be constructed closed in May 2023 for a purchase price, including acquisition costs, of approximately $1,100,000. Construction commenced in the first quarter of 2024 with occupancy expected to commence in the second quarter of 2025.

In April 2023, the GSA awarded the Company a lease for a renovate-to-suit facility to be occupied by the United States Immigration and Customs Enforcement in Gulfport, Mississippi (the “Gulfport Property”). The acquisition of the Gulfport Property, which is subject to a ground lease, closed in June 2023 for a purchase price, including acquisition costs, of approximately $1,100,000. Construction began in the fourth quarter of 2023 with occupancy expected to commence in the first quarter of 2025.

In June 2023, the Company acquired real property located in Winston-Salem, North Carolina (the “Winston-Salem Property”) for a purchase price, including acquisition costs, of approximately $1,800,000. The Winston-Salem Property consists of an 8,370 rentable square foot building that serves as a corporate office for the Company.

During the year ended December 31, 2022, the Company acquired four Operating Properties. These properties were acquired with leases in place with the U.S. government. The following is a summary of the property location, acquisition date, rentable square feet, and the remaining non-cancellable lease term at the time of acquisition:

Location	Acquisition Date	Rentable Sq Ft	Remaining Non-Cancellable Lease Term at Acquisition Date
Fort Smith, Arkansas	9/9/2022	41,106	19.3 years
Hobbs, New Mexico	12/9/2022	23,114	8.9 years
Owensboro, Kentucky	12/14/2022	12,480	9.7 years
Benton Harbor, Michigan	12/15/2022	22,731	14.8 years

Pursuant to a purchase and sale agreement dated October 6, 2020 and with respect to the Company’s Lakewood, Washington property, the Company funded an additional $323,000 into an escrow account at closing in connection with a potential purchase price adjustment pending the resolution of certain lease provisions. In May 2022, the Company and the seller resolved the matter and the escrowed funds were released to the seller as additional purchase price. The Company allocated the additional purchase price pro-rata to each component of tangible and intangible assets that were acquired based on their relative fair value.

On October 4, 2022, the Company acquired one property that is under development in Sebring, Florida with a lease in place with the U.S. government. Upon completion of the development project, the 10-year non-cancellable lease will commence. The project is expected to be completed in the first quarter of 2025.

A summary of the allocated purchase price, including additional purchase price, based on estimated fair values, for the acquisitions completed and escrow holdback agreements resolved during the years ended December 31, 2023 and 2022 are as follows:

	December 31, 2023	December 31, 2022
Land	$3,356,961	$6,065,774
Buildings and improvements	13,614,786	25,018,268
Tenant improvements	368,575	3,790,644
Site improvements	606,792	1,964,529
Construction in progress	1,075,245	—
Acquired in-place leases	581,636	2,474,090
Acquired lease-up costs	608,326	1,632,412
Above-market leases	—	43,506
Below-market leases	(554,537)	(1,989,384)

Total	$19,657,784	$38,999,839

During the year ended December 31, 2023, the Company included $989,233 of revenues and $352,356 of net income in the Consolidated Statements of Operations related to the Operating Properties acquired in 2023. During the year ended December 31, 2022, the Company included $519,563 of revenues and $152,118 of net income in the Consolidated Statements of Operations related to the Operating Properties acquired in 2022.

The intangible assets and liabilities of the acquired properties have an aggregate weighted average amortization period of 8.8 years and 15.0 years at December 31, 2023 and 2022, respectively.

5.	Investments in Unconsolidated Real Estate Venture

On December 14, 2023, the Company, through the Operating Partnership, acquired a 20% interest in the GOV-Hale JV for an initial capital contribution of $1,784,000. The remaining 80% interest in the GOV-Hale JV is owned by the Hale Funds in consideration for their aggregate initial capital contribution of $7,136,000. On December 14, 2023, the GOV-Hale JV acquired the Smyrna Property, pursuant to a Purchase and Sale Agreement, as amended, for a purchase price, including acquisition costs, of approximately $8,911,000. The Company’s 20% interest in the GOV-Hale JV is included in Investment in unconsolidated real estate venture on the Consolidated Balance Sheets.

The following is a summary of financial information for the unconsolidated real estate venture:

Balance sheet information:	As of December 31, 2023
Investment in real estate, net	$8,361,688
Other assets, net	751,453

Total assets	$9,113,141

Total liabilities	$228,847
Total equity	8,884,294

Total liabilities and equity	$9,113,141

Company’s share of equity	$1,776,859
Basis differential (1)	7,141

Carrying value of the Company’s investment in the unconsolidated venture	$1,784,000

(1)	This amount represents the aggregate difference between the Company’s historical cost basis and the basis reflected at the joint venture level.

Income statement information:	For the year ended December 31, 2023
Total revenue	$750
Operating loss	(3,956)
Net loss	(35,706)

Company’s share of net loss	$(7,141)

6.	Leasehold Intangibles, net

The following is a summary of the Company’s leasehold intangibles as of December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Acquired in-place leases	$12,079,049	$11,497,413
Acquired lease-up costs	7,675,254	7,066,928
Acquired above-market leases	3,951,213	3,951,213
Leasing commissions	146,061	62,870

	23,851,577	22,578,424
Accumulated amortization	(10,529,028)	(8,429,375)

Leasehold intangibles, net	$13,322,549	$14,149,049

Amortization of in-place leases and lease-up costs was $1,709,220 and $1,574,669 for the years ended December 31, 2023 and 2022, respectively.

Amortization of acquired above-market leases resulted in a reduction to rental revenue of $388,601 and $403,476 for the years ended December 31, 2023 and 2022, respectively.

Future amortization of acquired in-place lease value, acquired lease-up costs and acquired above-market leases as of December 31, 2023 is as follows:

Year Ended	Intangible Lease Costs
2024	$2,040,395
2025	1,965,363
2026	1,960,367
2027	1,725,783
2028	1,425,333
Thereafter	4,205,308

Total	$13,322,549

The weighted-average amortization period is approximately 8.6 years.

7.	Below-Market Leases, net

The Company’s intangible liabilities consist of acquired below-market leases. The following is a summary of the Company’s intangible liabilities as of December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Acquired below-market leases	$3,860,834	$3,306,297
Accumulated amortization	(1,442,789)	(1,118,159)

Below-market leases, net	$2,418,045	$2,188,138

Amortization of below-market leases resulted in an increase in rental revenue of $324,630 and $216,565 for the years ended December 31, 2023 and 2022, respectively.

The future amortization of acquired below-market leases as of December 31, 2023 is as follows:

Year Ended	Below Market Leases
2024	$281,095
2025	210,507
2026	210,507
2027	210,507
2028	207,626
Thereafter	1,297,803

Total	$2,418,045

The weighted-average amortization period is approximately 11.5 years.

8.	Debt

The following table summarizes the Company’s outstanding indebtedness as of December 31, 2023 and 2022:

Loan	Interest Rate	Maturity	Principal Outstanding
			December 31, 2023	December 31, 2022
Senior revolving credit facility:
Senior revolving credit facility	SOFR + 240bps	December 2025	$81,000,000	$79,500,000

Total senior revolving credit facility			81,000,000	79,500,000
Bridge loan facility:
Bridge loan facility	SOFR + 240bps	June 2024	$18,000,000	$—

Total bridge loan facility			18,000,000	—
Mortgage notes payable
Lorain, Ohio, Jonesboro, Arkansas and Port Saint Lucie, Florida	5.265%	August 2023	—	8,904,780

Total mortgage notes payable			—	8,904,780
Less: Total unamortized debt issuance costs			—	(23,667)

Total mortgage payable, net			—	8,881,113
Notes payable - related parties
Notes payable - related parties	SOFR + 340 bps	June 2024	4,500,000	—

Total Notes payable - related parties			4,500,000	—
Less: Total unamortized debt issuance costs			(25,833)	—

Total notes payable - related parties, net			4,474,167	—

Total debt			$103,500,000	$88,381,113

Senior Revolving Credit Facility

In December 2021, the Company, through its Operating Partnership, as borrower, amended and restated its senior revolving credit facility (as amended, the “Credit Facility”) with KeyBanc Capital Markets, Inc., as sole bookrunner and lead arranger, and KeyBank National Association, as syndication agent and administrative agent. The Credit Facility has total availability of up to $100,000,000, subject to customary terms and availability conditions. The Credit Facility includes an accordion feature that will permit the Operating Partnership to further increase the commitments available to the Operating Partnership to up to $200,000,000, subject to customary terms and conditions. The Company intends to use the Credit Facility to repay certain indebtedness, fund acquisitions and capital expenditures and provide working capital.

The Company and its subsidiaries that directly own properties included in the Credit Facility’s borrowing base are guarantors under the Credit Facility. The Credit Facility matures on December 3, 2025 with a one-time option to extend the maturity date until December 3, 2026 (the “Extension Period”), subject to certain conditions and the payment of an extension fee.

On April 14, 2023, the Company, through its Operating Partnership, as borrower, entered into an amendment to the Credit Facility (the “Credit Facility Amendment”). Pursuant to the Credit Facility Amendment, borrowings under the Credit Facility are subject to an interest rate which equals, at the Company’s option, either (i) the daily simple Secured Overnight Financing Rate (“SOFR”) (which shall not be less than 0.0%) plus a credit spread adjustment of 10 basis points per annum (the “Credit Spread Adjustment”) plus an applicable margin with a range of 170 to 240 basis points, (ii) term SOFR (which shall not be less than 0.0%) plus the Credit Spread Adjustment plus an applicable margin with a range of 170 to 240 basis points, or (iii) a base rate plus an applicable margin with a range of 70 to 140 basis points, with the applicable margin depending on the Company’s fixed charge coverage and consolidated leverage ratios (the “Amended Credit Facility Interest Rates”). In addition, the Company incurs an unused facility fee on the revolving commitments under the Credit Facility Amendment of 0.25% per annum.

The Credit Facility Amendment also contains certain customary financial covenants, as follows: (i) the maximum ratio of consolidated total indebtedness to total asset value (each as defined in the Credit Facility Amendment) may not exceed 0.60 to 1.00, (ii) from and after October 1, 2022, the minimum ratio of adjusted consolidated earnings before interest, taxes, depreciation and amortization (“EBITDA”) to consolidated debt service (each as defined in the Credit Facility Amendment) may not be less than 1.40 to 1.00, (iii) the Company’s minimum total liquidity may not be less than $15,000,000, and (iv) the minimum consolidated tangible net worth may not be less than 85.0% of consolidated tangible net worth at the closing date of the Credit Facility Amendment, plus an amount equal to 85.0% of the aggregate net proceeds received from subsequent issuances of the Company’s stock after the closing date of the Credit Facility Amendment. In addition, the Credit Facility Amendment amended the financial covenant testing minimum ratio of adjusted consolidated EBITDA to consolidated fixed charges (each as defined in the Credit Facility Amendment) (“Fixed Charge Coverage Ratio”) from and after October 1, 2022, such that it is only tested during the Extension Period, if any, and if tested, the Fixed Charge Coverage Ratio may not be less than 1.15 to 1.00.

The Credit Facility Amendment also includes other customary covenants, including limits on the percentage of the Company’s total asset value that may be invested in unimproved land, unconsolidated joint ventures, redevelopment and development assets and loans, advances or extensions of credit, and requires that the Company obtain consent for mergers in which the Company is not the surviving entity. The Company’s dividends and distributions are not permitted to exceed 95% of funds from operations (as defined in the Credit Facility Amendment) commencing on July 1, 2024 and thereafter. Additionally, the Credit Facility Amendment requires the Company to have received gross proceeds from the issuance of additional shares of the Company’s 10.00% Series B Cumulative Convertible Preferred Stock (“Series B Preferred Stock”) in an amount no less than (i) $6,500,000 on or prior to January 31, 2023, (ii) $3,500,000 on or prior to March 31, 2023, and (iii) $3,500,000 on or prior to June 30, 2023. See Note 13 – Stockholders’ Equity for details regarding issuances of Series B Preferred Stock.

These financial and restrictive covenants may limit the investments the Company may make and the Company’s ability to make dividends and distributions. As of December 31, 2023, the Company was in compliance with all financial and restrictive covenants under the Credit Facility Amendment. The occurrence of an event of default under the Credit Facility Amendment could result in the termination of the commitments thereunder and in all loans and other obligations becoming immediately due and payable.

As of December 31, 2023 and 2022, the Company had $81,000,000 and $79,500,000 outstanding, respectively, and approximately $19,000,000 and $20,500,000 committed and undrawn, respectively, under the Credit Facility. As of December 31, 2023, the Company had approximately $13,000,000 of availability for borrowing under the Credit Facility. The weighted average interest rate on the outstanding borrowings was 7.84% and 5.98% at December 31, 2023 and 2022, respectively. The fair value of the Credit Facility approximates its carrying value.

Bridge Loan Facility

On August 4, 2023, the Company, through its Operating Partnership, entered into a Bridge Loan Agreement by and among the Operating Partnership, as borrower, certain of its indirect subsidiaries acting as subsidiary guarantors, the lenders from time to time party thereto and KeyBank National Association, as administrative agent (the “Bridge Loan Agreement”), providing for a bridge loan facility with total availability of up to $25,000,000 (the “Bridge Loan Facility”). Borrowings under the Bridge Loan Facility bear interest at substantially similar rates as the Amended Credit Facility Interest Rates. The Bridge Loan Facility was set to mature on February 2, 2024; however, the Company, through its Operating Partnership, amended the Bridge Loan Agreement to extend the maturity date of the facility to June 30, 2024. See Note 16 – Subsequent Events for details regarding the extension of the maturity of the Bridge Loan Facility. On August 4, 2023, the Company used a combination of cash on hand, escrowed funds and $5,000,000 of borrowings under the Bridge Loan Facility to repay in full the $8,758,747 of outstanding principal balance on its mortgage notes payable. The Company also used borrowings under the Bridge Loan Facility to repay $13,000,000 of its outstanding borrowings under the Credit Facility.

The Bridge Loan Facility also contains certain customary financial covenants, as follows: (i) the maximum ratio of consolidated total indebtedness to total asset value (each as defined in the Bridge Loan Agreement) may not exceed 0.60 to 1.00, (ii) the minimum ratio of adjusted consolidated EBITDA to consolidated debt service (each as defined in the Bridge Loan Agreement) may not be less than 1.40 to 1.00, (iii) the Company’s minimum total liquidity may not be less than $15,000,000, and (iv) the minimum consolidated tangible net worth may not be less than 85.0% of consolidated tangible net worth at the closing date of the Bridge Loan Facility, plus an amount equal to 85.0% of the aggregate net proceeds received from subsequent issuances of the Company’s stock after the closing date of the Bridge Loan Facility.

As of December 31, 2023, the Company was in compliance with all financial and restrictive covenants under the Bridge Loan Facility. The occurrence of an event of default under the Bridge Loan Agreement could result in the termination of the commitments thereunder and in all loans and other obligations becoming immediately due and payable.

As of December 31, 2023, the Company had $18,000,000 outstanding and approximately $7,000,000 committed and undrawn under the Bridge Loan Facility. As of December 31, 2023, the Company had approximately $5,100,000 of availability for borrowing under the Bridge Loan Facility. The weighted average interest rate on the outstanding borrowings was 7.85% at December 31, 2023. The fair value of the Bridge Loan Facility approximates its carrying value.

Mortgage Notes Payable

The Company’s fixed rate mortgage notes payable balances, excluding unamortized debt issuance costs, was $8,904,780 as of December 31, 2022. On August 4, 2023, the Company repaid the mortgage notes payable with a combination of cash on hand, escrowed funds and $5,000,000 of borrowings under its Bridge Loan Facility.

As of December 31, 2022, the Company had unamortized debt issuance costs of $23,667 in connection with its mortgage notes payable.

The mortgage notes payable were collateralized by the specific properties to which the mortgage notes payable pertained. The carrying amount of real estate that served as collateral for these mortgages was $10,156,426 as of December 31, 2022.

Notes Payable – Related Parties

In June 2023, the Company, through certain of its subsidiaries, entered into a non-recourse real estate revolving loan promissory note (the “Note Payable Facility”) with HP Holdings Company, LLC (“HP HoldCo”) and HCM Agency, LLC (“HCM Agency”), entities affiliated with HPCM (as defined below). The Note Payable Facility originally had total availability of up to $2,500,000. In October 2023, the Company, through certain of its subsidiaries, amended the Note Payable Facility to increase the total availability from $2,500,000 to $4,500,000 and to add Hale ICFG Fund LP (“Hale ICFG”), an entity affiliated with HPCM, as an additional lender to the facility. Borrowings under the Note Payable Facility shall bear interest based on 3-month term SOFR plus 340 basis points. The Note Payable Facility matures on June 30, 2024. As of December 31, 2023, the Company had $4,500,000 outstanding on the Note Payable Facility. The total outstanding borrowings on the Note Payable Facility are included in Notes payable – related parties on the Consolidated Balance Sheets. The weighted average interest rate on the outstanding borrowings was 8.80% at December 31, 2023. Subsequent to December 31, 2023, the Note Payable Facility was amended and restated to, among other things, increase the total availability from $4,500,000 to $10,000,000. For further information, see Note 16 – Subsequent Events.

The following table summarizes the Company’s aggregate debt maturities based on outstanding principal as of December 31, 2023:

Year Ended	Future Principal Payments
2024	$22,500,000
2025	81,000,000

Total	$103,500,000

9.	Derivative Financial Instrument

The following table sets forth the key terms and fair value of the Company’s interest rate swap derivative that was designated as a cash flow hedge:

					December 31, 2023
Counterparty	Effective Date	Maturity Date	Fixed Rate	Variable Rate Index	Notional Amount	Fair Value
KeyBank National Association	5/15/2023	5/15/2024	4.919%	Daily SOFR	$25,000,000	$14,977

					$25,000,000	$14,977

The table below sets forth the fair value of the Company’s interest rate swap derivative as well as its classification on the Company’s Consolidated Balance Sheets:

	Derivative Assets
Derivatives Designated as Hedging Instruments:	Balance Sheet Line Item	Fair Value as of December 31, 2023
Interest rate swap	Prepaid expenses and other assets	$14,977

As of December 31, 2023, the Company recognized an unrealized gain of $14,977 related to the Company’s interest rate swap derivative on the Consolidated Statements of Comprehensive Loss.

Amounts reported in accumulated other comprehensive income (loss) related to derivatives designated as qualifying cash flow hedges will be reclassified to interest expense as interest payments are made on the Company’s variable rate debt. The Company estimates that $14,977 will be reclassified from accumulated other comprehensive income (loss) as a decrease to interest expense over the next 12 months.

The fair value of the Company’s interest rate swap is determined using a discounted cash flow analysis on the expected future cash flows of the derivative instrument. This analysis utilizes observable market data, including interest rate curves and implied volatilities in such interest rates, and the contractual term of the derivative, including the period to maturity. Although the Company has determined that the majority of the inputs used to value its interest rate swap fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its interest rate swap utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. At December 31, 2023, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation. As a result, the Company has determined that its interest rate swap valuations in their entirety are appropriately classified within Level 2 of the fair value hierarchy.

The table below presents the Company’s derivative asset measured at fair value on a recurring basis as of December 31, 2023, aggregated by the level in the fair value hierarchy within which those measurements fall:

	Fair Value Measurements
As of December 31, 2023	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Interest rate derivative	$14,977	$—	$14,977	$—

Total	$14,977	$—	$14,977	$—

10.	Mandatorily Redeemable Preferred Stock

On August 14, 2020, the Company completed the sale and issuance of 3,600,000 shares of the Company’s 7.00% Series C Cumulative Redeemable Preferred Stock (the “Series C Preferred Stock”) at $25.00 per share to qualified investors in a private offering pursuant to exemptions from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder, for an aggregate purchase price of $90,000,000 (the “Series C Offering”). Net proceeds from the Series C Offering were $86,521,914, after deducting the placement agent fee and legal and other professional fees paid in connection with the Series C Offering, and are presented on the Company’s Consolidated Balance Sheets as mandatorily redeemable preferred stock, net of unamortized deferred offering costs.

The Company used the net proceeds from the Series C Offering primarily to acquire new Government Properties, repay a portion of the indebtedness outstanding under the Credit Facility, fully repay the Company’s mezzanine debt, purchase existing shares of the Company’s 7.00% Series A Cumulative Convertible Preferred Stock (“Series A Preferred Stock”) and for general corporate purposes.

The Series C Preferred Stock has an aggregate liquidation preference of $90,000,000, plus any accrued and unpaid dividends thereon. The Series C Preferred Stock is senior to the Company’s common stock, Series A Preferred Stock and Series B Preferred Stock and any class or series of capital stock expressly designated as ranking junior to the Series C Preferred Stock as to distribution rights and rights upon liquidation, dissolution or winding up. The Series C Preferred Stock ranks on a parity with any class or series of the Company’s capital stock expressly designated as ranking on a parity with the Series C Preferred Stock as to distribution rights and rights upon liquidation, dissolution or winding up.

The Series C Preferred Stock is mandatorily redeemable by the Company on August 14, 2027 (“Mandatory Redemption Date”) at a redemption price equal to the $25.00 liquidation preference per share, plus the amount of any accrued and unpaid dividends on the Series C Preferred Stock.

The Company may, at its option, redeem the Series C Preferred Stock, in whole or in part, at any time on or after August 14, 2023 at a redemption price equal to $25.00 per share, plus the amount of any accrued and unpaid dividends (whether or not declared).

Holders of the Series C Preferred Stock generally have no voting rights. However, the affirmative vote of at least two-thirds of the outstanding shares of the Series C Preferred Stock (voting as a separate class) is required to amend the Company’s charter (including the Articles Supplementary classifying and designating the Series C Preferred Stock) in a manner that materially and adversely affects the rights of the holders of the Series C Preferred Stock.

If the Company fails to redeem the Series C Preferred Stock by the Mandatory Redemption Date, and such non-compliance remains uncured by the Company on the nine-month anniversary following the Mandatory Redemption Date (a “Failed Redemption”), holders of Series C Preferred Stock shall have the right to elect a majority of the members of the Company’s Board of Directors (the “Board”) at a special meeting scheduled by the Company to be held no later than 90 days after the Failed Redemption. The number of directors will be automatically increased to such number as is necessary to enable the holders of Series C Preferred Stock to exercise such right. If, at any time following a Failed Redemption, the Company completes the redemption, the terms of any and all directors elected by the holders of Series C Preferred Stock will automatically expire immediately following such redemption and the number of directors will be automatically decreased by a corresponding number.

In accordance with FASB ASU No. 2017-11, “Distinguishing Liability from Equity” (Topic 480), the Company has classified the Series C Preferred Stock as a liability as it has characteristics that require liability classification. The Series C Preferred Stock is presented as mandatorily redeemable preferred stock, net of unamortized deferred offering costs, on the Company’s Consolidated Balance Sheets. Further, the related dividend payments are recorded as a component of interest expense in the Consolidated Statements of Operations. For the years ended December 31, 2023 and 2022, the Company recognized interest expense related to the Company’s Series C Preferred Stock of $6,300,000.

The Series C Preferred Stock is entitled to a dividend of 7.00% per annum, accruing from the date of issuance, on a cumulative basis, quarterly in arrears. Dividends continue to accrue even if not authorized, declared, or paid. As of December 31, 2023 and 2022, accrued, unpaid preferred stock dividends on the Company’s Series C Preferred Stock were $1,575,000 reported in declared dividends and distributions on the Company’s Consolidated Balance Sheets.

The Company incurred $3,478,086 in placement agent fees and legal and other professional fees related to the Series C Offering. These costs are recorded as deferred offering costs on the Consolidated Balance Sheets as a direct deduction from the carrying amount of the mandatorily redeemable preferred stock liability and are being amortized using the effective interest method over the mandatory redemption period.

As of December 31, 2023 and 2022, the Company had 3,600,000 shares of the Series C Preferred Stock issued and outstanding.

For the years ended December 31, 2023 and 2022, the Company amortized $468,317 and $433,843, respectively, of deferred offering costs related to the Series C Preferred Stock in interest expense in the Consolidated Statements of Operations. Accumulated amortization of the deferred offering costs was $1,449,439 and $981,123 as of December 31, 2023 and 2022, respectively.

11.	Related Parties

Preferred Stock

On January 11, 2023, the Company issued 650,000 shares of its Series B Preferred Stock to Hale Government Building Fund, LP (“HGBF”), an investor affiliated with Hale Partnership Capital Management, LLC (“HPCM”), for total proceeds of $6,500,000, to partially fund the acquisition of the Company’s real property located in Everett, Washington. Steven A. Hale II, the Company’s Chairman and Chief Executive Officer, is the manager of HPCM. HPCM serves as investment manager or adviser to commingled funds, group trusts and separate accounts (such investment companies, funds, trusts, and accounts, collectively referred to as the “Funds”), including HGBF. In certain cases, HPCM may act as an adviser or sub-adviser to certain Funds. In its role as investment adviser, sub-adviser and/or manager, HPCM may possess voting and/or investment power over the securities of the Company owned by the Funds.

On March 30, 2023, the Company issued 350,000 shares of its Series B Preferred Stock to HGBF, for total proceeds of $3,500,000, to partially fund the Company’s development projects.

On June 26, 2023, the Company issued 100,000 shares of its Series B Preferred Stock to HP HoldCo, for total proceeds of $1,000,000, to partially fund the Company’s development projects.

On June 27, 2023, the Company issued 250,000 shares of its Series B Preferred Stock to HGBF, for total proceeds of $2,500,000, to partially fund the Company’s development projects and the acquisition of the Company’s corporate office in Winston-Salem, North Carolina.

Leases

In June 2023, the Company entered into a corporate office lease in Charlotte, North Carolina with an entity affiliated with HPCM. See Note 15 – Commitments and Contingencies for details.

Notes Payable

In June 2023, the Company, through certain of its subsidiaries, entered into the Note Payable Facility with HP HoldCo and HCM Agency with total availability of up to $2,500,000. In October 2023, the Note Payable Facility was amended to increase the total availability from $2,500,000 to $4,500,000 and to add Hale ICFG as an additional lender to the facility. Borrowings under the Note Payable Facility shall bear interest based on 3-month term SOFR plus 340 basis points. The Note Payable Facility matures on June 30, 2024. As of December 31, 2023, the Company had $4,500,000 outstanding on the Note Payable Facility. Subsequent to December 31, 2023, the Note Payable Facility was amended and restated to, among other things, increase the total availability from $4,500,000 to $10,000,000. For further information, see Note 16 – Subsequent Events.

Joint Venture

On December 14, 2023, the Company, through the Operating Partnership, acquired a 20% interest in the GOV-Hale JV for an initial capital contribution of $1,784,000. The remaining 80% interest in the GOV-Hale JV is owned by the Hale Funds. Subject to certain conditions set forth in the joint venture agreement, the Company has the right to elect to purchase from the Hale Funds a portion of their interest in the GOV-Hale JV up to an amount that would result in the Company holding a 49% interest in the GOV-Hale JV. Further, subject to certain conditions set forth in the joint venture agreement, the Company has the right to require the Hale Funds to purchase, and the Hale Funds have a separate right to elect to purchase, some or all of the Company’s interest in the GOV-Hale JV.

12.	Leases and Tenants

The Company’s properties are subject to operating leases that have a period in which the lease term is non-cancellable generating future minimum contractual rent payments due from tenants. Remaining non-cancellable lease terms range from 0.5 to 18.0 years as of December 31, 2023. The future minimum rents under non-cancellable leases as of December 31, 2023 are as follows:

Future
Year Ended	Minimum Rents
2024	$14,591,016
2025	14,958,578
2026	15,294,998
2027	13,998,453
2028	12,076,009
Thereafter	59,396,375

Total	$130,315,429

The properties are 98% leased to the U.S. government and administered by either the GSA or the occupying agency. At December 31, 2023, the weighted average lease term was 5.4 years if all of the tenants’ early termination rights are exercised and 8.8 years if none of the tenants’ early termination rights are exercised. Non-cancellable lease maturities range from 2024 to 2041.

13.	Stockholders’ Equity

Series A Preferred Stock

In 2016, the Company issued 144,500 shares of its Series A Preferred Stock to various investors in exchange for a total of $3,612,500, or $25.00 per share. The Series A Preferred Stock will automatically convert into common stock upon the occurrence of the Company’s listing on a national securities exchange. As the listing event did not occur on or prior to March 31, 2020, holders of the Series A Preferred Stock may, at their option, at any time and from time to time after such date, convert all, but not less than all, of their outstanding shares of Series A Preferred Stock into common stock. The shares of Series A Preferred Stock are convertible into shares of common stock in accordance with the following formula:

Conversion Amount = (($25.00*X1) + X2)/$10.00) + 0.2*(($25.00*X1)/$10.00) where:

“X1” means the number of shares of Series A Preferred Stock held by the applicable holder; and

“X2” means the aggregate accrued but unpaid dividends on the holder’s shares of Series A Preferred Stock as of the applicable conversion date.

On August 21, 2020, the Company offered to repurchase all of its outstanding shares of Series A Preferred Stock for $25.00 per share (the “Repurchase Price”), using a portion of the net proceeds from the Series C Offering (the “Series A Repurchase Offer”). The Repurchase Price was equal to the liquidation preference per share of Series A Preferred Stock. The Series A Repurchase Offer expired on September 11, 2020. The Series A Repurchase Offer was designed to provide liquidity to holders of the Company’s Series A Preferred Stock, for which there is no public market, and to lower the Company’s costs of operations. The Company repurchased 113,500 shares of Series A Preferred Stock for an aggregate repurchase price of $2,837,500.

As of December 31, 2023 and 2022, there were 31,000 shares of Series A Preferred Stock outstanding.

Series B Preferred Stock

On March 19, 2019, the Company issued 1,050,000 shares of its Series B Preferred Stock in exchange for total proceeds of $10,500,000, or $10.00 per share. The Series B Preferred Stock will automatically convert into common stock upon the occurrence of the Company’s listing on a national securities exchange. As the listing event did not occur on or prior to March 31, 2020, holders of the Series B Preferred Stock may, at their option, at any time and from time to time after such date, convert all, but not less than all, of their outstanding shares of Series B Preferred Stock into common stock. Upon conversion, a holder of shares of Series B Preferred Stock will receive a number of shares of common stock equal to the original issue price of the Series B Preferred Stock (plus any accrued and unpaid dividends) divided by the lesser of (i) $9.10 or (ii) the fair market value per share of the common stock.

On September 20, 2021, the Company filed Articles Supplementary with the State Department of Assessments and Taxation of Maryland classifying and designating an additional 1,600,000 authorized but unissued shares of Series B Preferred Stock. After giving effect to such Articles Supplementary, the total number of shares of Series B Preferred Stock which the Company has authority to issue is 3,650,000.

During the year ended December 31, 2023, the Company issued a total of 1,350,000 shares of Series B Preferred Stock for total proceeds of $13,500,000. There was no Series B Preferred Stock issued during the year ended December 31, 2022.

As of December 31, 2023 and 2022, there were 3,650,000 and 2,300,000 shares of Series B Preferred Stock outstanding, respectively.

Common Stock

On November 7, 2016, the Company’s offering statement on Form 1-A filed in connection with its securities offering pursuant to Regulation A (the “Regulation A Offering”), was qualified by the SEC. The Regulation A Offering’s minimum and maximum offering amounts were $3,000,000 and $30,000,000, respectively, at an offering price of $10.00 per share. The initial purchase of common stock with respect to the Regulation A Offering occurred on May 18, 2017. In November 2019, the Regulation A Offering expired and the Company did not file a post-qualification amendment to extend the Regulation A Offering.

As of December 31, 2023 and 2022, there were 1,606,416 and 1,583,124 shares of common stock outstanding, respectively.

Equity-Based Stock Awards

On December 31, 2022, the Company granted an aggregate of 23,292 restricted shares of common stock to certain of its non-officer directors valued at $5.41 per share, the estimated fair market value per share of the REIT’s common stock as of June 30, 2022. The shares accrued dividends during the vesting period which were paid once fully vested. For the years ended December 31, 2023 and December 31, 2022, the Company recognized $125,665 and $345 of equity-based compensation related to this grant, respectively. These shares fully vested on December 31, 2023.

On December 31, 2021, the Company granted an aggregate of 13,668 restricted shares of common stock to certain of its non-employee directors valued at $9.22 per share, the estimated fair market value per share of the REIT’s common stock as of June 30, 2021. The shares paid dividends on the number of shares issued without regard to the number of shares vested. For the year ended December 31, 2022, the Company recognized $125,674 of equity-based compensation related to this grant. These shares fully vested on December 31, 2022.

Operating Partnership Common Units (“OP Units”)

OP Units are a class of limited partnership interest in the Operating Partnership. Holders of OP Units have the right to require the Operating Partnership to redeem their OP Units. The Operating Partnership has the discretion to redeem such OP Units for either (i) an amount of cash per OP Unit equal to the value of one share of the REIT’s common stock, or (ii) shares of the REIT’s common stock at a 1:1 ratio.

As of December 31, 2023 and 2022, there were 1,118,416 OP Units outstanding. The Company did not issue any OP Units during the years ended December 31, 2023 and 2022. In addition, no OP Units were redeemed during the years ended December 31, 2023 and 2022.

Long-Term Incentive Plan Units

LTIP Units are a special class of partnership interest in the Operating Partnership. Each LTIP Unit is convertible into an OP Unit of the Operating Partnership at a 1:1 ratio which can then be further exchanged into shares of the REIT’s common stock at a 1:1 ratio. No LTIP Units were exchanged into OP Units or shares of common stock of the REIT during the years ended December 31, 2023 and 2022. No LTIP Units were granted during the year ended December 31, 2023.

On December 31, 2022, the Company granted an aggregate of 82,259 LTIP Units to certain officers of the Company that vested immediately upon the grant date and 7,764 LTIP Units to certain non-officer directors that became fully vested on December 31, 2023. The fair value of each grant was $5.41 per LTIP Unit, the estimated fair market value per share of the REIT’s common stock as of June 30, 2022.

In January 2022, the Company granted an aggregate of 62,000 LTIP Units to certain officers and employees of the Company that vested over two years. In April 2022, the Company granted 10,000 LTIP Units to an employee of the Company that vest over three years. The fair value of each grant was $9.22 per LTIP Unit, the estimated fair market value per share of the REIT’s common stock as of June 30, 2021.

On December 21, 2020, the Company granted 196,953 LTIP Units that vest over five years. The fair value of the grant was $9.33 per LTIP Unit, the estimated net asset value per share of the REIT’s common stock as of June 30, 2020.

As of December 31, 2023 and 2022, the Company had granted a total of 540,729 LTIP Units. For the years ended December 31, 2023 and 2022, the Company recognized a total of $725,726 and $1,224,489 of equity-based compensation expense, respectively.

The remaining equity-based compensation expense to be recognized in future periods is approximately $764,017.

Dividends and Distributions

During the years ended December 31, 2023 and 2022, the REIT declared dividends on its Series A Preferred Stock of $54,250. As of December 31, 2023 and 2022, accrued, unpaid preferred stock dividends on the Series A Preferred Stock were $13,563, which are reported in declared dividends and distributions on the Company’s Consolidated Balance Sheets.

During the years ended December 31, 2023 and 2022, the REIT declared dividends on its Series B Preferred Stock of $3,374,575 and $2,300,000, respectively. As of December 31, 2023 and 2022, accrued, unpaid preferred stock dividends on the Series B Preferred Stock were $912,500 and $575,000, respectively, which are reported in declared dividends and distributions on the Company’s Consolidated Balance Sheets.

During the years ended December 31, 2023 and 2022, the REIT declared dividends on its Series C Preferred Stock of $6,300,000. As of December 31, 2023 and 2022, accrued, unpaid preferred stock dividends on the Series C Preferred Stock were $1,575,000, which are reported in declared dividends and distributions on the Company’s Consolidated Balance Sheets.

During the years ended December 31, 2023 and 2022, the REIT declared dividends on its common stock of $473,893 and $870,718, respectively. As of December 31, 2023 and 2022, accrued, unpaid common stock dividends were $22,702 and $217,680, respectively, which are reported in declared dividends and distributions on the Company’s Consolidated Balance Sheets.

During the years ended December 31, 2023 and 2022, the Operating Partnership declared distributions of $489,448 and $861,642, respectively, with respect to its OP Units and LTIP Units. As of December 31, 2023 and 2022, accrued, unpaid distributions on the OP Units and LTIP Units were $18,804 and $215,753, respectively, which are reported in declared dividends and distributions on the Company’s Consolidated Balance Sheets.

14.	Noncontrolling Interest

The Company’s noncontrolling interest represents the portion of common units in the Company’s Operating Partnership not attributable to the Company. The Company’s noncontrolling interest was 48.9% and 48.0% at December 31, 2023 and 2022, respectively.

Holmwood and Holmwood Capital Advisors, LLC, a Delaware limited liability company (“HCA”), owned an aggregate 36.6% and 37.8% of the noncontrolling interest in the Operating Partnership as of December 31, 2023 and 2022, respectively.

15.	Commitments and Contingencies

The property located in Cape Canaveral, Florida was purchased subject to a ground lease. The ground lease has an extended term of 30 years and expires in December 2045 with one 10-year renewal option. This lease includes a variable lease component that adjusts every three years based on changes in the consumer price index. The Company made ground lease payments of $91,207 and $77,937 during the years ended December 31, 2023 and 2022, respectively. The Company incurred variable lease payments of $13,270 during the year ended December 31, 2023. There were no variable lease payments incurred during the year ended December 31, 2022.

The Company has two parking lot leases in connection with its property located in San Antonio, Texas. These leases commenced on June 1, 2015 and have an initial term of 10 years with two 5-year renewal options. The Company made payments of $18,000 on these leases during the years ended December 31, 2023 and 2022.

The Company had an office lease in Winston-Salem, North Carolina. The original lease term expired in February 2022 and was month-to-month through May 2023. On June 21, 2023, the Company executed an amendment to extend the lease term through November 30, 2023. The Company made payments of $22,000 and $24,000 on this lease during the years ended December 31, 2023 and 2022, respectively.

In April 2022, the Company entered into a corporate office lease in Atlanta, Georgia. The lease commenced on April 1, 2022 and has a term of 26 months. The Company made payments of $47,674 and $31,320 on this lease during the years ended December 31, 2023 and 2022, respectively. This lease includes variable lease payments that, in the future, will vary based on changes in real estate tax rates and share of expenditures of the leased premises. The Company has elected not to separate lease and non-lease components for its corporate office leases. The Company recorded a right-of-use asset and operating lease liability of $92,829 at lease commencement.

In June 2023, the Company entered into a corporate office lease in Charlotte, North Carolina with an entity affiliated with HPCM. The lease commenced on April 1, 2022 and has a term of 36 months. The Company made payments on this lease of $32,821 during the year ended December 31, 2023. The Company recorded a right-of-use asset of $32,567 and an operating lease liability of $33,126 upon lease execution.

In June 2023, the Gulfport Property was purchased subject to a ground lease. The ground lease has an initial term of 40 years and expires in September 2036 with two 10-year renewal options. The total rental payment of $147,400 was paid at inception of the initial term of the lease. The Company recorded a right-of-use asset of $48,826 at the time of acquisition.

As of December 31, 2023 and 2022, the unamortized balances associated with the Company’s right-of-use operating lease assets were $1,266,164 and $1,280,770, respectively, and the unamortized balances associated with the Company’s operating lease liabilities were $1,222,767 and $1,287,034, respectively. The Company’s right-of-use operating lease assets are included in Prepaid expenses and other assets and the operating lease liabilities are included in Accrued expenses and other liabilities on the Consolidated Balance Sheets. The Company used its incremental borrowing rate, which was arrived at utilizing prevailing market rates and the spread on the Credit Facility, in order to determine the net present value of the minimum lease payments. As of December 31, 2023, the weighted-average discount rate for the Company’s operating leases was 4.48%.

The following is a summary of the Company’s lease costs on its operating leases for the years ended December 31, 2023 and 2022:

	For the years ended December 31,
	2023	2022
Lease cost:
Operating lease cost	$195,754	$153,420
Variable lease cost	13,270	—
Short-term lease cost	1,327	1,148

Total lease cost	$210,351	$154,568

Future minimum rent payments with respect to the Company’s operating leases subsequent to December 31, 2023 are as follows:

Future
Year Ended	Minimum Rents
2024	$135,852
2025	101,413
2026	96,837
2027	96,837
2028	96,837
Thereafter	1,346,581

Total future minimum lease payments	$1,874,357
Imputed interest	(651,590)

Total	$1,222,767

Property Management Fees

The Company contracts with third party property managers to provide property management services at its properties. The third party property management fee is generally due and payable on a monthly basis at the beginning of each month. The Company incurred third party property management fees of $321,093 and $289,046 for the years ended December 31, 2023 and 2022, respectively. The Company had $7,134 of accrued third party property management fees as of December 31, 2023. There were no accrued third party property management fees as of December 31, 2022. Accrued third party property management fees are included in Accounts payable on the Consolidated Balance Sheets.

Legal Proceedings

The Company can be party to or otherwise be involved in legal proceedings arising in the normal and ordinary course of business. Other than the following, the Company is not aware of any proceeding, threatened or pending, against it which, if determined adversely, would have a material effect on its business, results of operations, cash flows or financial position.

On May 14, 2020, HCA and Holmwood filed suit in the Delaware Chancery Court against the REIT and the Operating Partnership. The suit alleges that the Company: (1) improperly calculated the termination fee and other amounts due to HCA under its Management Agreement with the Company; (2) improperly paid portions of the termination fee and other amounts in common stock (as opposed to other common equity interests in the Company); (3) failed to repay loans allegedly made to the Company by the plaintiffs; and (4) improperly denied HCA powers granted by the Management Agreement to control the day-to-day business and affairs of the REIT and the Operating Partnership. The suit also alleges that the Company cannot recoup certain expenses to which the Company claims entitlement. The Company intends to vigorously defend against the claims and has brought counterclaims in the matter. Because the litigation is in its early stages, at this time, the Company cannot estimate the financial impact of the litigation on the Company, if any.

16.	Subsequent Events

Subsequent events have been evaluated through April 26, 2024, the date these consolidated financial statements were available to be issued.

The Company evaluates events that have occurred after the balance sheet date but before the consolidated financial statements are issued. Based upon the evaluation, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the consolidated financial statements, other than listed below.

Dividends and Distributions

On January 5, 2024, the REIT and the Operating Partnership paid accrued common dividends, preferred dividends, and distributions of $22,166, $2,501,062, and $18,082, respectively.

On March 28, 2024, the Company declared an aggregate dividend of $2,517,127 with respect to its Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and common stock, representing $0.4375, $0.25, $0.4375 and $0.01 per share, respectively, for stockholders of record on March 25, 2024. The aggregate dividend was paid on April 5, 2024.

On March 28, 2024, the Operating Partnership declared an aggregate distribution of $16,064 with respect to its OP Units and LTIP Units, representing $0.01 per unit for holders of record on March 25, 2024. The aggregate distribution was paid on April 10, 2024.

Bridge Loan Facility Extension

On February 1, 2024, the Company, through its Operating Partnership, amended the Bridge Loan Agreement to extend the maturity date of the facility to June 30, 2024.

Note Payable Facility

On March 29, 2024, the Company, through certain of its subsidiaries, amended and restated the Note Payable Facility to increase the total availability from $4,500,000 to $10,000,000 and added Hale Partnership Fund, LP, Clark-Hale Fund, LP, Dickinson-Hale Fund, LP and Smith-Hale Fund, LP, all of which are entities affiliated with HPCM, as additional lenders to the facility. Further, on March 29, 2024, the Company borrowed $5,500,000 under the Note Payable Facility to partially fund the Company’s development projects.

Item 8. Exhibits

The following exhibits are filed as part of this annual report on Form 1-K:

Exhibit Number	Description

2.1	Articles of Incorporation of HC Government Realty Trust, Inc., incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016

2.2.1	Articles Supplementary of HC Government Realty Trust, Inc. classifying and designating the 7.00% Series A Cumulative Convertible Preferred Stock, incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016

2.2.2	Certificate of Correction to the Articles Supplementary classifying and designating the 7.00% Series A Cumulative Convertible Preferred Stock of HC Government Realty Trust, Inc., incorporated by reference to Exhibit 2.6 to the Company’s Annual Report on Form 1-K filed on April 2, 2021

2.3.1	Articles Supplementary of HC Government Realty Trust, Inc. classifying and designating the 10.00% Series B Cumulative Convertible Preferred Stock, incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 1-U filed on March 19, 2019

2.3.2	Certificate of Correction to the Articles Supplementary classifying and designating the 10.00% Series B Cumulative Convertible Preferred Stock of HC Government Realty Trust, Inc., incorporated by reference to Exhibit 2.7 to the Company’s Annual Report on Form 1-K filed on April 2, 2021

2.3.3	Articles Supplementary of HC Government Realty Trust, Inc. increasing the number of authorized shares of the 10.00% Series B Cumulative Convertible Preferred Stock of HC Government Realty Trust, Inc., incorporated by reference to Exhibit 2.5 to the Company’s Annual Report on Form 1-K filed on April 29, 2022

2.4	Articles Supplementary of HC Government Realty Trust, Inc. classifying and designating the 7.00% Series C Cumulative Redeemable Preferred Stock, incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 1-U filed on August 18, 2020

2.5.1	Amended and Restated Bylaws of HC Government Realty Trust, Inc., incorporated by reference to Exhibit 1.2 to the Company’s Current Report on Form 1-U filed on March 19, 2019

2.5.2	Amendment to Amended and Restated Bylaws of HC Government Realty Trust, Inc., incorporated by reference to Exhibit 2.7 to the Company’s Annual Report on Form 1-K filed on April 29, 2022

4.1	Form of Common Stock Subscription Agreement, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 1-U filed on December 21, 2017

4.2	Form of Series A Preferred Stock Subscription Agreement, incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 1-K filed on April 27, 2023

4.3	Form of Series B Preferred Stock Subscription Agreement, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 1-U filed on March 19, 2019

4.4	Form of Series C Preferred Stock Subscription Agreement, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 1-U filed on August 18, 2020

6.1.1	Agreement of Limited Partnership of HC Government Realty Holdings, L.P., incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016

6.1.2	First Amendment to the Agreement of Limited Partnership of HC Government Realty Holdings, L.P., incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016

6.1.3	Second Amendment to the Agreement of Limited Partnership Agreement of HC Government Realty Holdings, L.P., dated March 14, 2019, incorporated by reference to Exhibit 6.1 to the Company’s Current Report on Form 1-U filed on March 19, 2019

6.1.4	Third Amendment to the Agreement of Limited Partnership of HC Government Realty Holdings, L.P., dated August 12, 2020, incorporated by reference to Exhibit 6.1 to the Company’s Current Report on Form 1-U filed on August 18, 2020

6.1.5	Fourth Amendment to the Agreement of Limited Partnership of HC Government Realty Holdings, L.P., dated September 20, 2021, incorporated by reference to Exhibit 6.23 to the Company’s Annual Report on Form 1-K filed on April 29, 2022

6.2	Limited Liability Company Agreement of Holmwood Portfolio Holdings, LLC, incorporated by reference to Exhibit 6.3 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016

6.3.1	Contribution Agreement by and between Holmwood Capital, LLC and HC Government Realty Holdings, L.P., incorporated by reference to Exhibit 6.4 to the Company’s Pre-Qualification Amendment No. 2 to its Offering Statement on Form 1-A filed on September 16, 2016

6.3.2	First Amendment to Contribution Agreement by and between Holmwood Capital, LLC and HC Government Realty Holdings, L.P., dated as of June 10, 2016, incorporated by reference to Exhibit 6.25 to the Company’s Pre-Qualification Amendment No. 2 to its Offering Statement on Form 1-A filed on September 16, 2016

6.3.3	Second Amendment to Contribution Agreement by and between Holmwood Capital, LLC and HC Government Realty Holdings, L.P., dated as of May 26, 2017, incorporated by reference to Exhibit 6.1 to the Company’s Current Report on Form 1-U filed on June 2, 2017

6.4	Form of Tax Protection Agreement by and between Holmwood Capital, LLC and HC Government Realty Holdings, L.P., incorporated by reference to Exhibit 6.5 to the Company’s Pre-Qualification Amendment No. 1 to its Offering Statement on Form 1-A filed on July 29, 2016

6.5.1	HC Government Realty Trust, Inc. 2016 Long Term Incentive Plan, incorporated by reference to Exhibit 6.12 to the Company’s Pre-Qualification Amendment No. 4 to its Offering Statement on Form 1-A filed on October 24, 2016

6.5.2	First Amendment to HC Government Realty Trust, Inc. 2016 Long Term Incentive Plan, incorporated by reference to Exhibit 6.15 to the Company’s Annual Report on Form 1-K filed on April 2, 2021

6.5.3	Second Amendment to HC Government Realty Trust, Inc. 2016 Long Term Incentive Plan, incorporated by reference to Exhibit 6.15.1 to the Company’s Annual Report on Form 1-K filed on April 29, 2022

6.6.1	Credit Agreement, dated December 3, 2021, by and among HC Government Realty Holdings, L.P., as Borrower, HC Government Realty Trust, Inc., Holmwood Portfolio Holdings, LLC and certain subsidiaries of HC Government Realty Holdings, L.P., as Guarantors, KeyBank National Association, as Syndication Agent and Administrative Agent, KeyBanc Capital Markets, Inc., as Sole Bookrunner and Lead Arranger, and the Lenders from time to time party thereto, incorporated by reference to Exhibit 6.20 to the Company’s Annual Report on Form 1-K filed on April 29, 2022

6.6.2	First Amendment to Amended and Restated Credit Agreement, dated April 14, 2023, by and among HC Government Realty Holdings, L.P., as Borrower, HC Government Realty Trust, Inc., Holmwood Portfolio Holdings, LLC and certain subsidiaries of HC Government Realty Holdings, L.P., as Guarantors, KeyBank National Association, as syndication agent and administrative agent, KeyBanc Capital Markets, Inc., as sole bookrunner and lead arranger, and the lenders from time to time party thereto, incorporated by reference to Exhibit 6.18 to the Company’s Annual Report on Form 1-K filed on April 27, 2023

6.7	Real Estate Purchase Agreement, by and among HC Government Realty Holdings, LP and each party listed as a “Seller” on Exhibit “A” attached thereto, dated June 14, 2022, incorporated by reference to Exhibit 6.1 to the Company’s Current Report on Form 1-U filed on June 21, 2022

6.8	Membership Interest Purchase and Sale Agreement by and among HC Government Realty Holdings, LP, Catalyst Encore LLC, Catalyst Government Properties LLC, Veterans Appreciation Fund LP and Encore VA Services LLC, dated June 14, 2022, incorporated by reference to Exhibit 6.2 to the Company’s Current Report on Form 1-U filed on June 21, 2022

6.9	HC Government Realty Trust, Inc. 2022 Long Term Incentive Plan, incorporated by reference to Exhibit 6.17 to the Company’s Annual Report on Form 1-K filed on April 27, 2023

6.10.1*	Bridge Loan Agreement, dated August 4, 2023, by and among HC Government Realty Holdings, L.P., as Borrower, HC Government Realty Trust, Inc., Holmwood Portfolio Holdings, LLC and certain subsidiaries of HC Government Realty Holdings, L.P., as Guarantors, KeyBank National Association, as Administrative Agent, and the Lenders from time to time party thereto

6.10.2*	First Amendment to Bridge Loan Agreement, dated September 29, 2023, by and among HC Government Realty Holdings, L.P., as Borrower, HC Government Realty Trust, Inc., Holmwood Portfolio Holdings, LLC and certain subsidiaries of HC Government Realty Holdings, L.P., as Guarantors, KeyBank National Association, as Administrative Agent, and the Lenders from time to time party thereto

6.10.3*	Second Amendment to Bridge Loan Agreement, dated February 1, 2024, by and among HC Government Realty Holdings, L.P., as Borrower, HC Government Realty Trust, Inc., Holmwood Portfolio Holdings, LLC and certain subsidiaries of HC Government Realty Holdings, L.P., as Guarantors, KeyBank National Association, as Administrative Agent, and the Lenders from time to time party thereto

8.1	Form of Escrow Agreement by and among Branch Banking & Trust Company, HC Government Realty Trust, Inc., and Orchard Securities, LLC, incorporated by reference to Exhibit 8.1 to the Company’s Pre-Qualification Amendment No. 4 to its Offering Statement on Form 1-A filed on October 24, 2016

8.2	Assignment of Escrow Agreement by and among HC Government Realty Trust, Inc., Branch Banking & Trust Company, Orchard Securities, LLC and SANDLAPPER Securities, LLC, dated as of April 10, 2017, incorporated by reference to Exhibit 8.1 to the Company’s Current Report on Form 1-U filed on April 25, 2017

8.3	Assignment of Escrow Agreement by and among HC Government Realty Trust, Inc., Branch Banking & Trust Company, Boustead Securities, LLC and SANDLAPPER Securities, LLC, dated as of December 20, 2017, incorporated by reference to Exhibit 8.1 to the Company’s Current Report on Form 1-U filed on December 21, 2017.

9.1	Letter from Cherry Bekaert LLP, dated July 8, 2022, incorporated by reference to Exhibit 9.1 to the Company’s Current Report on Form 1-U filed on July 8, 2022

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 26, 2024.

HC GOVERNMENT REALTY TRUST, INC.

By:	/s/ Steven A. Hale II
Steven A. Hale II
Chairman and Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Steven A. Hale II Steven A. Hale II	Chairman and Chief Executive Officer (principal executive officer)	April 26, 2024

/s/ Jacqlyn Piscetelli Jacqlyn Piscetelli	Chief Financial Officer, Treasurer and Secretary (principal financial officer and principal accounting officer)	April 26, 2024

/s/ Brad G. Garner Brad G. Garner	Director	April 26, 2024

/s/ Jeffrey S. Stewart Jeffrey S. Stewart	Director	April 26, 2024

/s/ Anthony J. Sciacca, Jr. Anthony J. Sciacca, Jr.	Director	April 26, 2024

/s/ John R. Linker John R. Linker	Director	April 26, 2024